================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            SPECIALTY CATALOG CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  84748Q-10-3
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                Lawrence E. Golub
                          Golub Associates Incorporated
                           230 Park Avenue, 19th Floor
                               New York, NY 10169
                                 (212) 207-1585

                                    Copy To:
                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                                 101 Federal St.
                                Boston, MA 02110
                                 (617) 345-9800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January 18, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d1(f) or 13-d-1(g), check the following
box   [X].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 2 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAWRENCE E. GOLUB
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY
--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER    2,538,344*
 BENEFICIALLY
   OWNED BY                   *Includes   1,935,655  shares   (including  shares
    EACH                       subject   to   options)    covered    under   the
  REPORTING                    Stockholders  Agreement (attached as Exhibit C to
   PERSON                      Amendment No. 1 to Schedule 13D dated December 3,
    WITH:                      1999)  to   which   Lawrence E. Golub   disclaims
                               beneficial ownership

                              --------------------------------------------------
                               9.     SOLE DISPOSITIVE POWER

                                       0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,538,344*

     *Includes 1,935,655 shares (including shares subject to options) covered under the Stockholders Agreement (attached as Exhibit C to Amendment No. 1 to Schedule 13D dated December 3, 1999) to which Lawrence E. Golub disclaims beneficial ownership

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.63%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOLUB PS-GP, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO - Limited Liability Company
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 4 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LEG PARTNERS III SBIC, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 5 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOLUB ASSOCIATES INCORPORATED
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY
--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NA
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER   1,935,655*
 BENEFICIALLY
   OWNED BY                   *Such shares (including shares subject to options)
    EACH                       are  covered  under  the  Stockholders  Agreement
  REPORTING                    (attached  as  Exhibit  C to  Amendment  No. 1 to
   PERSON                      Schedule  13D dated as of  December  3,  1999) to
    WITH:                      which  Golub  Associates  Incorporated  disclaims
                               beneficial ownership

                              --------------------------------------------------
                               9.     SOLE DISPOSITIVE POWER

                                      0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,935,655*

     *Such shares (including shares subject to options) are covered under the Stockholders Agreement (attached as Exhibit C to Amendment No. 1 to Schedule 13D dated as of December 3, 1999) to which Golub Associates Incorporated disclaims beneficial ownership

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.90%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP NO. 84748Q-10-3                                         PAGE 6 OF 12 PAGES
---------------------                                             ---  ----

THIS  AMENDMENT  NO. 2 TO  SCHEDULE  13D  SUPPLEMENTS  AND AMENDS  THAT  CERTAIN
SCHEDULE 13D FILED ON BEHALF OF CERTAIN OF THE REPORTING PERSONS NAMED HEREIN ON OCTOBER 19, 1999, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED ON DECEMBER 3, 1999.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On January 18, 2000, Golub Associates Incorporated ("GAI") and Catalog Acquisition Corp. ("Purchaser"), a newly formed subsidiary of GAI, entered into an Agreement and Plan of Recapitalization and Merger with the Issuer (the "Merger Agreement"), pursuant to which the Purchaser will merge with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation.

         Upon consummation of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), excluding shares of Common Stock held by the Issuer as treasury shares, shares of Common Stock issued and outstanding and owned by the Reporting Persons and certain affiliates of GAI and Dissenting Shares (as defined in the Merger Agreement), will be cancelled and extinguished and automatically converted into and become the right to receive $5.00 in cash (the "Per Share Merger Consideration"). The Merger is subject to various closing conditions including but not limited to approval of the Merger by the Company's shareholders and consummation of the financing transactions described in the Merger Agreement.

         It as expected that Messrs. Steven L. Bock ("Bock") and Guy Naggar ("Naggar") will participate with GAI and Purchaser in the Merger, by directly or indirectly contributing a portion of their current ownership interest in the Issuer to the Purchaser, or otherwise obtaining an equity interest in the surviving company. The terms and conditions of such arrangements are the subject of ongoing discussions and negotiations. In the case of Mr. Bock, such arrangements are expected to include an employment agreement with the surviving company providing for salary, performance bonuses and options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO THE ISSUER

         As  previously  disclosed,  Bock,  Samuel L. Katz  ("Katz"),  Martin E.
Franklin ("Franklin"), Naggar, First Global Holdings LDC ("First Global"), Oracle Investments & Holdings Limited ("Oracle") and Ionic Holdings LDC ("Ionic") (collectively, the "Stockholders," and each singly, a "Stockholder") each entered into a Stockholders Agreement with GAI and the Purchaser simultaneously with the signing of the Letter of Intent dated December 2, 1999. Such Stockholders Agreement provides, generally, that each Stockholder will vote and otherwise commit his or its shares to support the Merger. The Shareholders also agreed not to dispose of their shares of Common Stock during the pendency of the Merger, and upon the execution of the Merger Agreement, not to support any alternative acquisition proposal.

         In addition, concurrently with the execution of the Merger Agreement, and as an inducement to GAI and Purchaser entering into the Merger Agreement, the Issuer entered into the Company Option Agreement with GAI, pursuant to which the Issuer granted GAI or an Affiliate of GAI the Company Option (covering 500,000 shares of Common Stock), which may be exercised by GAI in the event the Issuer accepts or recommends to its Stockholders a competing offer.

         The Merger Agreement also contains certain customary restrictions regarding the conduct of the business of the Issuer pending the Merger, including certain restrictions relating to the Common Stock.

CUSIP NO. 84748Q-10-3                                         PAGE 7 OF 12 PAGES
---------------------                                             ---  ----

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A. Agreement of Joint Filing dated December 3, 1999 (Previously filed) EXHIBIT B. Letter Agreement dated December 2, 1999 (Previously filed)
EXHIBIT C. Stockholders Agreement dated December 2, 1999 (Previously filed) EXHIBIT D. Agreement and Plan of Recapatalization and Merger, dated January 18,
           2000
EXHIBIT E. Company Option Agreement dated January 18, 2000

CUSIP NO. 84748Q-10-3                                         PAGE 8 OF 12 PAGES
---------------------                                             ---  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            LEG Partners III, SBIC, L.P.
                                            By:  Golub PS-GP, LLC
                                                 Its General Partner


                                           By: /s/ Lawrence E. Golub
                                              ---------------------------------
                                              Lawrence E. Golub, Managing Member




Dated as of:  January 26, 2000

CUSIP NO. 84748Q-10-3                                         PAGE 9 OF 12 PAGES
---------------------                                             ---  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                       GOLUB PS-GP, LLC




                                       By: /s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Managing Member





Dated as of:  January 26, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 10 OF 12 PAGES
---------------------                                            ----  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                       By:/s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Individually





Dated as of:  January 26, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 11 OF 12 PAGES
---------------------                                            ----  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            Golub Associates Incorporated




                                            By: /s/ Lawrence E. Golub
                                               ---------------------------------
                                               Lawrence E. Golub, President





Dated as of:  January 26, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 12 OF 12 PAGES
---------------------                                            ----  ----

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             SPECIALTY CATALOG CORP.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of January, 2000.



                                    LEG Partners III, SBIC, L.P.

                                    By:  Golub PS-GP, LLC
                                         Its General Partner





                                    By: /s/ Lawrence E. Golub
                                       -----------------------------------------
                                       Lawrence E. Golub, Managing Member


                                     GOLUB PS-GP, LLC


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Lawrence E. Golub, Managing Member




                                     Golub Associates Incorporated


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Lawrence E. Golub, President


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                         Lawrence E. Golub, Individually

                                    EXHIBIT D

                AGREEMENT AND PLAN OF RECAPITALIZATION AND MERGER
                                  BY AND AMONG
                          GOLUB ASSOCIATES INCORPORATED
                           CATALOG ACQUISITION CORP.,
                                       AND
                             SPECIALTY CATALOG CORP.
                             DATED JANUARY 18, 2000

                                TABLE OF CONTENTS




AGREEMENT AND PLAN OF MERGER...................................................1

RECITALS.......................................................................1

ARTICLE I......................................................................1

   THE MERGER..................................................................1

  1.1   The Merger.............................................................1
  1.2   Company Action.........................................................1
  1.3   Effects of the Merger..................................................2
  1.4   Consummation of the Merger.............................................2
  1.5   Certificate of Incorporation; Bylaws; Directors and Officers...........2
  1.6   Conversion of Securities...............................................2
  1.7   Company Stock Options and Related Matters..............................3
  1.8   Dissenting Shares......................................................3
  1.9   Exchange of Certificates...............................................4
  1.10  Supplementary Action...................................................5
  1.11  Lost, Stolen or Destroyed Company Certificates.........................5

ARTICLE II.....................................................................5

   REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................5


  2.1   Organization and Qualification.........................................5
  2.2   Certificate of Incorporation; Bylaws; and Stock Transfer Records.......6
  2.3   Capitalization of the Company..........................................6
  2.4   Corporate Power, Authorization and Enforceability......................7
  2.5   No Conflict; Required Filings and Consents.............................7
  2.6   SEC Reports; Financial Statements......................................8
  2.7   No Default; Violation; Dispute.........................................8
  2.8   Compliance with Law....................................................9
  2.9   [RESERVED].............................................................9
  2.10  Absence of Certain Changes.............................................9
  2.11  No Undisclosed Liabilities.............................................9
  2.12  Litigation; Claims.....................................................9

  2.13  ERISA.................................................................10
  2.14  Tax Returns and Reports...............................................12
  2.16  Disclosure Documents..................................................13
  2.17  Material Agreements...................................................14
  2.18  Environmental Matters.................................................14
  2.19  Insurance.............................................................15
  2.20  Absence of Certain Business Practices.................................15
  2.21  Takeover Laws.........................................................15
  2.22  [RESERVED]............................................................15
  2.23  [RESERVED]............................................................15
  2.24  Board Recommendation..................................................15
  2.25  Disclosure............................................................15
  2.26  Brokers and Finders...................................................16

ARTICLE III...................................................................16

   REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER.....................16

  3.1   Organization and Qualification........................................16
  3.2   Corporate Power, Authorization and Enforceability.....................16
  3.3   No Conflict; Required Filings and Consents............................16
  3.4   Board Approval........................................................17
  3.5   Brokers and Finders...................................................17
  3.6   Disclosure Documents..................................................17
  3.7   Financing.............................................................27

ARTICLE IV....................................................................18


   COVENANTS..................................................................18

  4.1   Conduct of Business by the Company....................................18
  4.2   Access to Information; Confidentiality................................20
  4.3   Preparation of Proxy Statement; Stockholders Meeting; Schedule 13E-3..22
  4.4.  [RESERVED]............................................................22
  4.5.  No Solicitation by the Company........................................23
  4.6   Public Announcements..................................................24
  4.7   Notification of Certain Matters.......................................24
  4.8   Officers' and Directors' Indemnification; Insurance...................25
  4.9   Additional Agreements.................................................26
  4.10  Company Indebtedness..................................................26
  4.11  Other Actions by the Company..........................................26
  4.12  Litigation Cooperation................................................27
  4.13  Future Filings........................................................27
  4.14  Board Action Relating to Stock Option Plans...........................27
  4.15  Company Actions Relating to Tax Matters...............................27

ARTICLE V.....................................................................29

   CONDITIONS OF MERGER.......................................................29

  5.1  Conditions to the Obligations of Each Party to Effect the Merger.......29
  5.2  Conditions Precedent to Parent's and Purchaser's Obligations...........29
  5.3  Conditions to Obligations of the Company...............................30

ARTICLE VI....................................................................32

   TERMINATION, AMENDMENT AND WAIVER..........................................32

  6.1  Termination............................................................32
  6.2  Procedure and Effect of Termination....................................33
  6.3  Fees and Expenses......................................................33
  6.4  [RESERVED].............................................................33
  6.5  Amendment..............................................................33
  6.6  Waiver.................................................................33

ARTICLE VII...................................................................35

   DEFINITIONS................................................................35

ARTICLE VIII..................................................................36

   MISCELLANEOUS..............................................................36

  8.1  Severability...........................................................36
  8.2  Notices................................................................36
  8.3  Headings...............................................................36
  8.4  Representations and Warranties, etc....................................37
  8.5  Miscellaneous..........................................................37
  8.6  Attorneys Fees.........................................................37
  8.7  Governing Law..........................................................37
  8.8  Non-Survival of Representations and Warranties.........................37

   EXHIBITS...................................................................39


   Exhibit A     Stockholders Agreement dated December 2, 1999................39


   Exhibit B     Form of Company Option Agreement.............................39

                AGREEMENT AND PLAN OF RECAPITALIZATION AND MERGER

                 THIS AGREEMENT AND PLAN OF RECAPITALIZATION AND MERGER (the "Agreement") is made and entered into as of this 18th day of January, 2000, by and among GOLUB ASSOCIATES INCORPORATED, a New York corporation ("Parent"), CATALOG ACQUISTION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and SPECIALTY CATALOG CORP., a Delaware corporation (the "Company").


                                    RECITALS

                  The Boards of Directors of Parent, Purchaser and the Company each deems it advisable and in the best interests of Parent, Purchaser and the Company and their respective stockholders that a merger and recapitalization be effected through the merger of the Purchaser with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the Delaware General Corporation Law (the "DGCL"). The Boards of Directors of Parent and Purchaser, and the Parent as the sole stockholder of Purchaser, have adopted this Agreement. The Board of Directors of the Company has approved this Agreement and has resolved, subject to its fiduciary duties under applicable law, to recommend to the stockholders of the Company to vote in favor of this Agreement.

                  As a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company, who include certain of the directors of the Company and its Subsidiaries (as defined below) and who hold, in the aggregate, more than 35% of the outstanding shares of Common Stock, par value $.01, of the Company entered into a Stockholders Agreement dated December 2, 1999, a copy of which is attached hereto as EXHIBIT A (the "Stockholder Agreement").

                  Substantially concurrent herewith and as a condition and inducement to Parent's and Purchaser's willingness to enter into this Agreement, the Company has entered into an Option Agreement in the form of EXHIBIT B hereto (the "Company Option Agreement").

                  Certain capitalized terms used in this Agreement are defined in Article VII hereof.

                   NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Purchaser and Company hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

         1.1 THE MERGER. At the Effective Time (as defined in Section 1.4 hereof), in accordance with this Agreement and Section 251 of the DGCL, Purchaser shall be merged with and into the Company, the separate existence of the Purchaser (except as may be continued by operation of law) shall cease, and the Company shall continue as the surviving corporation under the corporate name it possesses immediately prior to the Effective Time. The Company after the Merger sometimes is referred to herein after as the Surviving Corporation (the "Surviving Corporation).

         1.2 COMPANY ACTION. The Company hereby consents to the Merger and represents that each of the Company's Board of Directors (the "Board of Directors") and the Special Committee of the Board of Directors (the "Special Committee"), at a meeting duly called and held, has (i) determined, without any member voting there against that this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1), are in the best interests of the Company and its stockholders, (ii) approved this Agreement, without any member voting against, and the transactions contemplated hereby, including the Merger, which approvals, and prior actions taken by such Board immediately prior to the execution of the Letter of Intent, are sufficient to render entirely inapplicable to the Merger, Parent and Purchaser, as of the date hereof, the provisions of Section 203 of the DGCL and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its stockholders.

         1.3 EFFECTS OF THE RECAPITALIZATION AND MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of this Agreement and as set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the rights and property of the Company and the Purchaser (the "Constituent Corporations") shall vest in the Surviving Corporation, and all debts and liabilities of the Company and the Purchaser shall become the debts and liabilities of the Surviving Corporation.

         1.4 CONSUMMATION OF THE RECAPITALIZATION AND MERGER. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 6.1, in the event of, and as soon as is practicable after, the satisfaction or waiver of the conditions set forth in Article V hereof the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents, executed in accordance with the relevant provisions of the DGCL (the time of confirmation of such filing or such later time as is specified in such certificate of merger being the "Effective Time"). Contemporaneous with the filing referred to in this Section 1.4, a closing (the "Closing") will be held at the offices of Lane Altman & Owens LLP, 101 Federal Street, Boston, Massachusetts 02110 or at such other location as the parties may establish for the purpose of confirming all the foregoing. The date and the time of such Closing are referred to as the "Closing Date."

         1.5 CERTIFICATE OF INCORPORATION; BYLAWS; DIRECTORS AND OFFICERS. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall be the Certificate of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and under the DGCL. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

         1.6 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company, the Surviving Corporation or the holder of any of the following securities:

                  (a) Each share of Common Stock, $.01 par value per share of the Company (the "Shares"), issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 1.6(b) hereof, Shares held by the continuing shareholders set forth on Schedule 1.6(a) hereto, as such Schedule may be amended by Parent and Purchaser from time to time, and, subject to Section 1.6(d) and Section 1.8 hereof, any Dissenting Shares (as hereinafter defined)), shall be cancelled and extinguished and be automatically converted into and become a right to receive $5.00 per share in cash (the "Per Share Merger Consideration") upon surrender in the manner provided in Section 1.9 of the certificate that evidenced the Shares (the "Certificate").

                  (b) Each Share which is issued and held in the treasury of the Company immediately prior to the Effective Time or issued and outstanding and owned by the Company or by the Purchaser, shall be cancelled and retired, and no payment shall be made with respect thereto.

                  (c) Each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into capital stock of the Surviving Corporation with the same rights and terms as immediately prior to the Merger, except as otherwise provided by agreement between Purchaser and its capital stock holders.

                  (d) The holders of Dissenting Shares (as hereinafter defined), if any, shall be entitled to payment for such Shares only to the extent permitted by and in accordance with the provisions of the DGCL; provided, however, that if, in accordance with the applicable provisions of the DGCL, any holder of Dissenting Shares shall forfeit such right to payment of the fair cash value of such Shares, such Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration provided in Section 1.6(a).

         1.7 COMPANY STOCK OPTIONS AND RELATED MATTERS. Immediately prior to the Effective Time, and except as may be set forth on Schedule 1.7 of the Company's Disclosure Letter or otherwise consented to by the Purchaser, each outstanding, unexercised option, warrant or other right to purchase the Company's Common Stock (an "Option"), including but not limited to Options to purchase Shares heretofore granted under the Company's 1996 Stock Incentive Plan, as amended (the "Company Stock Option Plan"), whether or not exercisable, shall either have been surrendered by the holders, or shall by its terms terminate and be cancelled by the Company and each holder of a cancelled Option shall be paid from the Surviving Corporation as of the Effective Time, in cancellation and settlement of such Option, a cash payment in an amount equal the product of (a) the excess, if any, of (x) the Merger Consideration over (y) the per Share exercise price of such Option, times (b) the number of Eligible Shares (as defined below) subject to such Option. Such cash payment shall be net of any required withholding taxes. The term "Eligible Shares" shall mean the aggregate number of Shares that shall then be subject to purchase under any option which shall be vested and exercisable as of the Effective Time. The Company's obligation to make any such cash payment (1) shall be subject to the obtaining of any necessary consents of optionees to the cancellation of such Options, in form and substance satisfactory to Purchaser, and (2) shall not require any action which violates the Company Stock Option Plan.

         1.8 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder (a "Dissenting Stockholder"), if any, who has the right to demand, and who properly demand, an appraisal of such shares in accordance with Section 262 of the DGCL or any successor provision ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration unless such Dissenting Stockholder fails to perfect or otherwise loses or withdraws such Dissenting Stockholder's right to such appraisal, if any. Provided the holder of any Dissenting Shares complies with the provisions of the DGCL, such holder shall have with respect thereto solely the appraisal rights provided under Section 262 of the DGCL. If, after the Effective Time, such Dissenting Stockholder fails to perfect or otherwise loses or withdraws any such right to appraisal, each such share of such Dissenting Stockholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 1.8. The Company shall give prompt notice to Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

         1.9   EXCHANGE OF CERTIFICATES.

                  (a) Prior to the Effective Time, a bank or trust company to be designated by the Purchaser (the "Exchange Agent") shall act as exchange agent in effecting the exchange of the Per Share Merger Consideration for Certificates which, prior to the Effective Time, represented Shares entitled to payment pursuant to Section 1.6 hereof. At least one business day prior to the Effective Time, the Parent or the Purchaser shall deposit with the Exchange Agent the aggregate Per Share Merger Consideration necessary to make the payments contemplated hereby on a timely basis (the "Deposit Amount") in trust for the benefit of the holders of Certificates. Pending distribution pursuant to this
Section 1.9(a) of the Deposit Amount deposited with the Exchange Agent, the Surviving Corporation may direct the Exchange Agent to invest such Deposit Amount, provided that such investments (i) shall be obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., or in certificates of deposit, bank repurchase agreements or bankers acceptances of commercial banks with capital exceeding $500,000,000 (collectively "Permitted Investments") or in money market funds which are invested solely in Permitted Investments and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to this Section 1.9(a). Upon the surrender of each such Certificate and the issuance and delivery by the Exchange Agent of the Per Share Merger Consideration in exchange therefor, such Certificate shall forthwith be cancelled. Until so surrendered and exchanged, each such Certificate (other than Certificates representing Shares held by the Company or the Purchaser and by Dissenting Shares) shall represent solely the right to receive the Per Share Merger Consideration, without interest, multiplied by the number of Shares represented by such Certificate. Promptly after the Effective Time, the Exchange Agent shall mail to each record holder of Certificates which immediately prior to the Effective Time represented Shares a form of letter of transmittal and instructions for use in surrendering such Certificates and receiving the Per Share Merger Consideration therefor. Upon the surrender to the Exchange Agent of such an outstanding Certificate together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder shall receive the Per Share Merger Consideration, without any interest thereon. If any Per Share Merger Consideration is to be paid to a name other than the name in which the Certificate representing Shares surrendered in exchange therefor is registered, it shall be a condition to such payment or exchange that the Person requesting such payment or exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of such Per Share Merger Consideration to a name other than that of the registered holder of the Certificate surrendered, or such Person shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any Per Share Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (b) The Surviving Corporation shall not be entitled to the return of any amount in the possession of the Exchange Agent relating to the transactions described in this Agreement until the date which is 180 days after the Effective Time. Thereafter, each holder of a Certificate representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Per Share Merger Consideration, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation.

                  (c) At and after the Effective Time, the holders of Certificates to be exchanged for the Per Share Merger Consideration pursuant to this Agreement shall cease to have any rights as stockholders of the Company except for the right to surrender such holder's Certificates in exchange for payment of the Per Share Merger Consideration, and after the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration, as provided in this Article I, subject to applicable law in the case of Dissenting Shares.

                  (d) The provisions of this Section 1.9 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of the Exchange Agent under this Section 1.9 shall commence on the date of loss of such status.

         1.10 SUPPLEMENTARY ACTION. If at any time after the Effective Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm of record in the Surviving Corporation the title to any property or rights of either the Company or Purchaser, or otherwise to carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized and empowered, in the name of and on behalf of the Company and Purchaser, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

         1.11 LOST, STOLEN OR DESTROYED COMPANY CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange or such lost, stolen or destroyed Certificates, upon making of an affidavit of the fact by the holder thereof, certificates representing such shares of Company Common Stock to be exchanged in the manner described in this
Article I; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to indemnify Parent and Purchaser against any claim that may be made against Parent, Purchaser the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby makes the representations and warranties set forth herein, except as described in the Company Disclosure Letter furnished by the Company to the Parent prior to the execution of this Agreement (the "Company Disclosure Letter"), with all such exceptions to be referenced to a section of this Article II or to otherwise be clearly applicable to representations hereof not so referenced (notwithstanding any additional reference or failure to make any reference to the Company Disclosure Schedule in this Article II of this Agreement, the information set forth on the Company Disclosure Schedule shall be deemed to be exceptions to the representations and warranties in this Article
II) corresponding to the Sections set forth below. Where a representation or warranty is modified by excluding exceptions which do not, and are not reasonably likely to, cause a Material Adverse Effect, the Company shall use good faith efforts to identify on such Disclosure Letter any such exceptions which are known to the Company; provided, however that the failure to disclose such exceptions shall not be deemed a breach of this Agreement.

         2.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company and its Subsidiaries have all requisite corporate power and authority to own, operate and lease their properties and to carry on their business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign corporation, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, other than in jurisdictions where the failure to be so qualified, individually and in the aggregate, has not had and would not reasonably be expected to have a

Material Adverse Effect. Other than the Company's ownership interest in its Subsidiaries, the Company has no direct or indirect equity interest in any partnership, corporation, limited liability company, joint venture, business association or other entity.

         2.2 CERTIFICATE OF INCORPORATION; BYLAWS; AND STOCK TRANSFER RECORDS. The Company has made available to the Parent prior to the date of this Agreement complete and correct copies of (i) the Certificate of Incorporation (or other charter document) and By-laws of the Company and each of its Subsidiaries, (ii) a shareholder list of each of the Company and each of its Subsidiaries and (iii) all stock certificates representing any of the issued and outstanding capital stock of each of the Company's Subsidiaries, and in each case such copies are accurate and complete as of the date of this Agreement.

         2.3  CAPITALIZATION OF THE COMPANY.

                  (a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 1,000,000 shares of Preferred Stock, par value $.01 per share, of which none are issued and outstanding, and (ii) 10,000,000 shares of Common Stock, par value $.01 per share, of which 4,351,386 Shares are issued and outstanding. Except for (i) the rights created pursuant to this Agreement, the Company Stock Option Plan and the Company Option Agreement and (ii) as set forth in Section 1.7 and 2.3 of the Company Disclosure Letter, there are no other options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, sell, deliver, repurchase or redeem or cause to be issued, sold, delivered, repurchased or redeemed any shares of capital stock of, or equity interests in, the Company. All outstanding Shares are, and all Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal. None of the Company or any of its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company or any of its Subsidiaries, respectively, as a result of the transactions contemplated by this Agreement. The Company has no stockholder rights plan or agreement in force providing for the issuance to holders of Shares of rights to purchase or receive stock, cash or other assets upon the acquisition or proposed acquisition of Shares by a Person (a "Rights Plan"), nor has the Company's Board of Directors or stockholders ever adopted a Rights Plan.

                  (b) All of the  Company's  Subsidiaries  are listed in Section
2.3 of the Company Disclosure Letter. Except as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1998 (the "1998 10-K") or Section 2.3 of the Company Disclosure Letter, the Company owns all of the outstanding capital stock of its Subsidiaries, and such stock and all other Company-owned property, whether real or personal, is free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances of any nature whatsoever ("Encumbrances"), except for any Encumbrances securing the Company's obligations to BankBoston, N.A. under its line of credit (or any successor line of credit) and any other Encumbrances that are not material to the Company and the Subsidiaries taken as a whole. Except as set forth in
Section 2.3 of the Company Disclosure Letter, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound with respect to the voting of the capital stock of the Company or any of the Company's Subsidiaries. Except as set forth in Section 2.3 of the Company Disclosure Letter, there are no options, warrants, calls, rights, commitments, or agreements of any character to which any of the Company's Subsidiaries is a party or by which any of the Company's Subsidiaries is bound obligating such Subsidiary to issue, sell, deliver, repurchase or redeem, or caused to be issued, sold, delivered, repurchased or redeemed, any shares of capital stock of, or equity interests in, such Subsidiary. All of the outstanding capital stock of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights or rights of first refusal.

         2.4 CORPORATE POWER, AUTHORIZATION AND ENFORCEABILITY. The Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate all the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company's Board of Directors and no other corporate action on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by stockholders holding a majority of the outstanding Shares entitled to vote thereon). This Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors' rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

         2.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                   (a) Assuming satisfaction of any applicable requirements referred to in Section 2.5(b) below, the execution and delivery by the Company of this Agreement, the compliance by the Company with the provisions hereof and the consummation by the Company of the transactions contemplated hereby:

                  (A) will not conflict with or violate any statute, law, ordinance, rule, regulation, order, writ, judgment, award, injunction, decree or ruling applicable to the Company or any of its Subsidiaries or any of their properties, or conflict with, violate or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, cancellation or acceleration of, or the loss of a benefit under, or result in the creation of a lien, security interest, charge or encumbrance on any of the properties or assets of the Company or any of its Subsidiaries, including pursuant to (i) the Certificate of Incorporation (or other charter document) or Bylaws of the Company or any of its Subsidiaries, or (ii) any contract, lease, agreement, note, bond, mortgage, indenture, deed of trust, or other instrument or obligation, or any license, authorization, permit, certificate or other franchise, other than such conflicts, violations, breaches, defaults, losses, rights of termination, amendment, cancellation or acceleration, liens, security interests, charges or encumbrances as to which requisite waivers have been obtained or which in either case individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect; and

                  (B) subject to shareholder dissenters' rights, do not and will not result in any grant of rights to any other party under the Certificate of Incorporation (or other charter document) or Bylaws of the Company or any of its Subsidiaries or restrict or impair the ability of the Parent or any of its Subsidiaries to vote, or otherwise exercise the rights of a stockholder with respect to shares of the Company or any of its Subsidiaries that may be directly or indirectly acquired or controlled by them.

                  (b) Other than in connection with or in compliance with the provisions of the DGCL, the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), the "blue sky" laws of various states, approvals, registrations, permits, licenses, authorizations, waivers or consents required to be obtained under applicable state or local laws, including but not limited to NASDAQ rules, applicable state takeover laws, the premerger notification requirement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable to the transactions contemplated hereby, and the filing and recordation of the Certificate of merger as required under the DGCL (collectively, "Regulatory

Consents"), (i) the Company is not required to submit any notice, report, registration, declaration or other filing with any federal, state or local government, court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (collectively, "Governmental Entities"), in connection with the execution or delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement and (ii) no waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained in connection with the execution or delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement, other than such notices, reports, registrations, declarations, filings, waivers, consents, approvals, orders, or authorizations, the absence of which would not, individually and in the aggregate, subject the Company or its Subsidiaries to any criminal penalties or otherwise reasonably be expected to have a Material Adverse Effect.

         2.6 SEC REPORTS; FINANCIAL STATEMENTS. Company has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the "SEC") from 1996 through the date hereof (collectively, the "SEC Reports"). The financial statements contained in the SEC Reports (or incorporated therein by reference) and the consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended January 2, 1999 included in the 1998 10-K and for the quarter ended April 3, 1999 included in the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 ("March 1999 10-Q") and for the quarter ended July 2, 1999 included in the Company's Quarterly Report on Form 10-Q for the quarter ended July 2, 1999 (the "June 1999 10-Q") and for the quarter ended October 2, 1999 included in the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (the "October 10-Q")(collectively, the "Financial Statements"), were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved ("GAAP") (except as may be indicated in the notes or schedules thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows as of the dates and for the fiscal periods indicated therein (subject, in the case of unaudited interim financial statements, to normal year-end adjustments). On the date of filing thereof, and as of the date hereof, each SEC Report filed with the SEC complied in all material respects with the then applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the SEC promulgated thereunder and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any statements or reports with the SEC.

         2.7 NO DEFAULT; VIOLATION; DISPUTE. Neither the Company nor any of its Subsidiaries is in default or violation, and, to the Company's knowledge, no claims exist with respect to (and no event has occurred which with or without notice, the lapse of time or the happening or occurrence of any other event would constitute a default or violation or claim) any term, condition or provision of (i) its Certificate of Incorporation (or other charter document) or Bylaws, or (ii) except as set forth in Section 2.7 of the Company Disclosure Letter, any contract, lease, agreement, license, note, bond, employee benefit agreement or plan, arrangement under which it owns or leases real or personal property, mortgage, indenture, deed of trust or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or its Subsidiaries or any of their properties or assets may be bound (nor to the knowledge of the Company is any other party thereto in breach thereof or default thereunder), except in the case of this clause (ii) for any defaults, violations or claims that individually and in the aggregate would not have a Material Adverse Effect.

         2.8 COMPLIANCE WITH LAW. Except as set forth in Section 2.8 of the Company Disclosure Letter, each of the Company and its Subsidiaries is in compliance, and has conducted its respective businesses so as to comply with, all statutes, laws, ordinances, rules, regulations, permits and approvals applicable to its operations, except for violations which, individually and in the aggregate, do not and insofar as reasonably can be foreseen in the future would not have a Material Adverse Effect. Except as disclosed in the SEC Reports, as of the date hereof no investigation or review by any Governmental Entity with respect to the Company, any of its Subsidiaries or any property owned or leased by the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, except for any investigation or review that would not individually and in the aggregate have a Material Adverse Effect.

         2.9  [RESERVED]

         2.10 ABSENCE OF CERTAIN CHANGES. As of the date of this Agreement, except as disclosed in Section 2.10 of the Company Disclosure Letter, or in the 1998 10-K, March 1999 10-Q, June 1999 10-Q or the October 10-Q, since December 31, 1998, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and have not taken any of the actions set forth in paragraphs (a)(i) through (xiv) of Section 4.1, and there has not been any occurrence, including the commencement or to the knowledge of the Company, threat of any action, suit, investigation or proceeding against the Company or its Subsidiaries, that has had or would reasonably be expected to have a Material Adverse Effect, other than changes relating to or arising out of the economy in general or the industries of the Company and its Subsidiaries in general and not specifically relating to the Company or any of its Subsidiaries, or otherwise agreed to in writing by Parent or Purchaser.

         2.11 NO UNDISCLOSED LIABILITIES. Except for liabilities and obligations incurred since December 31, 1998 in the ordinary course of business, liabilities and obligations incurred in connection with this Agreement or any of the agreements to be entered into pursuant to this Agreement, and liabilities and obligations identified in Section 2.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature whatsoever, including guarantees or other similar obligations, (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise), other than recognized or disclosed in the Financial Statements or disclosed in the 1998 10-K or March 1999 10-Q, June 1999 10-Q or October 10-Q, or which individually or in the aggregate would not have a Material Adverse Effect.

         2.12 LITIGATION; CLAIMS. Section 2.12 of the Company Disclosure Letter includes (i) a list of all litigation pending against the Company as of the date hereof, (ii) all material threatened litigation and material claims of any kind known by the Company as of the date hereof, and (iii) all claims made or threatened, in writing, regarding losses of any kind arising out of product liability or defective merchandise claims, employee disputes and labor actions or attempts to organize employees into one or more bargaining units. The Company has made available to Parent correct and complete copies of all audit inquiry response letters prepared by its counsel for the Company's auditors in connection with the last completed audit of the Company's financial statements and any such correspondence since the date of the last such audit. As of the date of this Agreement, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company arising out of or in any way related to this Agreement, the Merger or any of the transactions contemplated hereby or thereby

         2.13  ERISA.

                  (a) Section 2.13 of the Company  Disclosure  Letter lists each
"employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other written or oral plans, programs, arrangements or agreements involving direct or indirect compensation (including any employment agreements entered into between the Company or any of its Subsidiaries and any employee or former employee (who had been employed by the Company within the last five years) of the Company or any of its Subsidiaries, but excluding worker's compensation, unemployment compensation and other government-mandated programs) currently or previously maintained, contributed to or entered into by the Company or any of its Subsidiaries or any ERISA Affiliate thereof for the benefit of any employee or former employee of or current or former service provider to the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries or any ERISA Affiliate thereof has or may have any present or future obligation or liability (collectively, the "Company Employee Plans"). Company Employee Plans include, but are not limited to each employment, severance or other similar contract, policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), vacation policy, severance or severance-type benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is entered into, maintained or contributed to, as the case may be, by the Company or any of its Subsidiaries, and (ii) covers any employee or former employee of or other current or former service provider to the Company or any of its Subsidiaries. For purposes of this
Section 2.13, "ERISA Affiliate" shall mean any entity which is a member of (i) a "controlled group of corporations," as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) a group of entities under "common control," as defined in Section 414(c) of the Code or (iii) an "affiliated service group," as defined in Section 414(m) of the Code or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company or any of its Subsidiaries. Section 2.13 of the Company Disclosure Letter identifies the Company Employee Plans which individually or collectively constitute an "employee pension benefit plan," as defined in Section 3(2)of ERISA (collectively, the "Company Pension Plans") and the company employee Plans which individually or collectively constitute an "employee welfare benefit plan" as defined in Section 3(1) of ERISA.

                   (b) No Company  Pension Plan is subject to Title IV of ERISA,
Part 3of Title I of ERISA or Section 412 of the Code. No Company Employee Plan constitutes or has since the enactment of ERISA constituted a "multiemployer plan," as defined in Section 3(37) of ERISA. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Company Employee Plan has or is likely to make the Company or any of its Subsidiaries or any officer, employee, or director thereof or any fiduciary of such Company Employee Plan subject to any MATERIAL liability as a result of a violation of Title I of ERISA or liable for any MATERIAL tax pursuant to Section 4975 of the Code.

                  (c) Each Company Pension Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, except to the extent that the requirements for qualification may be satisfied by adopting retroactive amendments under Section 401(b) of the Code and the regulations thereunder. Each trust forming a part of a Company Pension Plan is exempt from tax pursuant to
Section 501(a) of the Code. Each such Company Pension Plan, directly or through its third party sponsor, is the subject of a favorable determination letter from the Internal Revenue Services that the form of the Plan satisfies Section 401(a) of the Code.

                  (d) Each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes (including but not limited to ERISA and the Code),orders, rules and regulations which are applicable to such Company Employee Plans except where failure to be in compliance individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

                  (e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Employee Plan or Company Benefit Arrangement which would increase materially the expense of maintaining such Company Employee Plan or Company Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1998.

                  (f) The Company has complied with the requirements of Sections 4980B and 4980D of the Code and Parts 6 and 7 of Title I of ERISA prior to and including the Closing Date, except where failure to be in compliance individually and in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect and, to the Company's knowledge, no tax payable on account of Section 4980B or Section 4980D of the Code has been incurred by the Company or any of its Subsidiaries and remains unpaid.

                  (g) Except as may be contained in any of the agreements listed as exhibits to the 1998 10-K, there is no term of any Company Employee Plan or Company Benefit Arrangement covering a "disqualified individual" (as defined in
Section 280G(c) of the Code), or of any contract, instrument, agreement or arrangement with any such disqualified individual, that individually or collectively could result in a disallowance of the deduction for any "excess parachute payment" (as defined in Section 280G(b)(i) of the Code) or the imposition of the excise tax provided in Section 4999 of the Code. The consummation of the transactions contemplated by this Agreement will not result in any "excess parachute payment" or the imposition of any such excise tax.

                  (h) The Company has heretofore delivered or made available to Parent copies of all of the Company Employee Plans, and to the extent required by law, Summary Plan Descriptions and annual reports (Form 5500 Series) for the most recent three years. The Company has also delivered all determination letters on Company Pension Plans issued by the Internal Revenue Service, and the most recent three auditor's report for such plans.

                  (i) There is no pending or, to the Company's knowledge, threatened legal action, proceeding or investigation, other than routine claims for benefits, concerning any Company Employee Plan, to the knowledge of the Company, any fiduciary or service provider thereof and, to the knowledge of the Company, there is no basis for any such legal action or proceeding.

                  (j) No Company Employee Plan or Company Benefit Arrangement provides health, life or other similar welfare coverages after termination of employment except to the extent required by applicable state insurance laws and Title I, Part 6 of ERISA.

                  (k) With respect to each Company Employee Plan, Company Pension Plan or Company Benefit Arrangement for which a separate fund of assets is or is required to be maintained, full payment has been made of all amounts required of the Company and its Subsidiaries and ERISA Affiliates under the terms of each such Company Employee Plan, applicable law, through the Closing Date.

                  (l) Except as described in the 1998 10-K or the Company's Proxy Statement for its 1999 Annual Meeting of Stockholders or Section 2.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or policy obligating the Company or any Subsidiary to pay any amounts of severance to any employee.

                  (m) The consummation of the transactions contemplated by this Agreement will not result in an obligation of the Company to pay severance payments to any employee other than as set forth in Section 2.13 of the Company Disclosure Letter.

                  (n) The Company and its Subsidiaries and ERISA Affiliates do not maintain, contribute to or have any liability with respect to a self-insured group health plan or a multiple employer welfare plan as defined in section 3(40) of ERISA.

                  (o) Any bond required by ERISA has been maintained at all times so required and is in full force and effect.

                  (p) All filings with respect to Company Employee Plans have been timely made, except where failure to do so would not result in a Material Adverse Effect.

         2.14  TAX RETURNS AND REPORTS.

                  (a) The Company and its Subsidiaries have paid all Taxes owed, and have timely filed with the appropriate taxing authorities all federal, state, county, local and foreign returns, estimates, information statements, reports and other documents in respect of Taxes (as defined in Article VII) required to be filed by the Company and its Subsidiaries, except where the failure to file such Tax return would not individually or in the aggregate have a Material Adverse Effect. No written claim has been made by any taxing authority in any jurisdiction where the Company does not file Tax returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.

                  (b) To the Company's knowledge, as of the date of this Agreement, none of the federal, state, local or foreign Tax returns of the Company or its Subsidiaries is presently being examined, audited or contested by the relevant taxing authorities. The Company has not received any notice at any time prior to the date of this Agreement from any taxing authority indicating that any of the federal, state, local or foreign Tax returns of the Company or its Subsidiaries will be audited, except for any audits that have been completed and for which the Company has paid any outstanding Taxes. Neither the Company nor any of its Subsidiaries has executed, or been asked in writing to execute, an agreement or waiver extending the statutory period of limitation applicable to any Tax return for any period with respect to which the applicable statute of limitations has not expired.

                  (c) As of the date of this Agreement, the Company has no ruling requests currently pending with the Internal Revenue Service.

                  (d) Neither the Company nor any of its past or present Subsidiaries has ever been a member of an "affiliated group", as defined in
Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined understate, foreign or local Tax law), other than any affiliated group of which the Company is the parent corporation.

                  (e) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, consultant, independent contractor, creditor, stockholder or other party except, where such failure to withhold or pay has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Subsidiary has made any payments, and is not obligated to make any payments, that will not be deductible under Section 280G of the code, or that may be subject to excise Tax under Section 4999 of the Code.

         2.15  TRADEMARKS, PATENTS AND COPYRIGHTS.

                  (a) Except as set forth in Section 2.15 of the Disclosure Letter, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, service marks, trade names, trade name rights, copyrights, know-how and other proprietary information necessary for the conduct of the business of the Company or any of its Subsidiaries as currently being, or proposed to be, conducted and is unaware of any material assertions or claims challenging the validity of any of the foregoing; and to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as now conducted or proposed to be conducted does not and will not conflict with any patents, patent rights, licenses, service marks, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any material way, except where such failure has not had and would not reasonably be expected to have a Material Adverse Effect. No infringement of any proprietary right owned by or licensed by or to the Company or any of its Subsidiaries is known to the Company.

                  (b) The Company owns or has the right to use pursuant to valid license agreements and software maintenance agreements all computer software necessary for the conduct of the business (the "Software Licenses"). The Company is in compliance with all of its Software Licenses, except for any non-compliance that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The consummation of the transactions contemplated by this Agreement will not cause any of the Software Licenses to terminate or become cancelable or trigger a third party consent requirement or fee or penalty.

         2.16  DISCLOSURE DOCUMENTS.

                  (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement, including on Schedule 13E-3, (the "Company Disclosure Documents") and any amendments or supplements thereto, will, when filed, comply as to form with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

                  (b) At the time any Company Disclosure Document or any amendment or supplement thereto is first mailed to stockholders of the Company, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the filing of any Company Disclosure Documents or any amendment or supplement thereto, and from the time of any distribution thereof through the Effective Time each such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in paragraphs (i) and (ii) of this Section 2.16 will not apply to statements or omissions included in the Company Disclosure Documents, if any, based upon information furnished to the Company in writing by Parent or Purchaser specifically for use therein.

                  (c) The information with respect to the Company or any Subsidiary that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule 13E-3 (as defined herein), the Preliminary Proxy Statement and the Company Proxy Statement will not, at the time of the filing thereof, and from the time of any distribution thereof through the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this paragraph (iii) will not apply to statements or omissions included in the
Schedule 13E-3, the Preliminary Proxy Statement and Company Proxy Statement, if any, based upon information furnished by Parent or Purchaser, or their Affiliates specifically for use therein.

         2.17 MATERIAL AGREEMENTS. Except as set forth in the 1998 10-K, the March 1999 10-Q, the June 1999 10-Q and the October 10-Q, and except for this Agreement and the agreements specifically referred to herein, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following agreements (with the following agreements, and the agreements included as exhibits to the SEC Reports, collectively referred to as the "Material Agreements"):

                  (a) any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a registration statement on Form S-1 filed by the Company as of the date hereof;

                  (b) any confidentiality agreement, non-competition agreement or other contract or agreement that contains covenants limiting the Company's or any of its Subsidiaries' freedom to compete in any line of business or in any location or with any Person; and

                  (c) any loan agreement, indenture, note, bond, guarantee, debenture or any other document or agreement evidencing a capitalized lease obligation or other Indebtedness (as defined in Article VII) to any Person, other than any Indebtedness in a principal amount less than $25,000 individually or $100,000 in the aggregate. The Company has made available to the Parent true, correct and complete copies of all Material Agreements together with all modifications and supplements thereto.

         2.18  ENVIRONMENTAL MATTERS.

                  (a) Neither the Company nor any of its Subsidiaries nor to the knowledge of the Company as of the date of this Agreement any operator or owner of their respective past or present properties is in violation, or alleged violation, of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Super fund Amendments and Reauthorization Act of 1986 ("SARA"), the Federal Water Pollution Control Act, the Solid Waste Disposal Act, as amended, the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Occupational Safety and Health Act of 1970, as amended, or any state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment (hereinafter "Environmental Laws").

                  (b) There have been no material releases (i.e., any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) or threatened releases of any hazardous waste as defined by 42 U.S.C. (S)6903(5), any hazardous substances as defined by 42 U.S.C.(S)9601(33) or any toxic substance, oil or hazardous materials or other chemicals or substances regulated by any
Environmental Laws ("Hazardous Substances") on, upon, into or from any properties of the Company or its Subsidiaries.

                  (c) As of the date of this Agreement, no material amounts of Hazardous Substance has been discharged, generated, treated, manufactured, handled, stored, transported, emitted, released or is present at any property now or previously owned, leased or operated by the Company except in compliance with all applicable Environmental Laws.

         2.19 INSURANCE. The Company has previously provided to the Parent true and correct copies of all insurance policies, in effect as of the date of this Agreement, for the Company or any of its Subsidiaries. The Company has previously furnished or made available to the Parent all material correspondence, including any notices of cancellation, relating to these insurance policies which was received by the Company prior to the date of this Agreement. As of the date of this Agreement, all such insurance is in full force and effect and no notice of cancellation or termination, or reduction of coverage or intention to cancel, terminate or reduce coverage, has been received by the Company with respect to any policy for such insurance.

         2.20 ABSENCE OF CERTAIN BUSINESS PRACTICES. No employee, consultant, agent or other representative of the Company or any of its Subsidiaries has directly or indirectly within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of the Company or any of its Subsidiaries in connection with any actual or proposed transaction which (a) would reasonably be expected to subject the Company or any of its Subsidiaries to any material damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, would reasonably be expected to have had a Material Adverse Effect, or (c) if not continued in the future, would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company has not committed, been charged with or to the knowledge of the Company been under investigation with respect to, nor does there exist, any violation by the Company of the Foreign Corrupt Practices Act, as amended.

         2.21 TAKEOVER LAWS. The provisions of Sections 203 of the DGCL either does not apply to the execution, delivery and performance of this Agreement, the Stockholder Agreement or the Company Option Agreement and the consummation of the Merger or has been rendered inapplicable because of a vote of the Board of Directors of the Company approving the consummation of the Merger and the transactions contemplated by this Agreement, the Stockholder Agreement and the Option Agreement. No "fair price," "control share acquisition" or other similar anti-take over statute or regulation enacted in any jurisdiction other than Delaware is applicable to the execution, delivery and performance of this Agreement, the Stockholder Agreement or the Company Option Agreement or the consummation of the Merger.

         2.22  [RESERVED]

         2.23  [RESERVED]

         2.24 BOARD RECOMMENDATION. The Board of Directors of the Company, at a meeting duly called and held, has without any director present voting there against (i) approved the Agreement and Plan of Merger, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the stockholders of the Company, and (iii) resolved subject to its fiduciary duties under applicable law to recommend that the stockholders of the Company adopt this Agreement.

         2.25 DISCLOSURE. To the Company's knowledge, as of the date of this Agreement, taken as a whole the representations and warranties made by the Company in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such representations and warranties made herein, in light of the circumstances under which they are made, not misleading.

         2.26 BROKERS AND FINDERS. The Company has furnished to Parent or its counsel a true and complete copy of letter agreements (the "Engagement Letters") between the Company and its counsel and its financial advisor, such Engagement Letters being the only agreements pursuant to which such firms would be entitled to any payment relating to the transactions contemplated hereunder. Other than as set forth herein or in Section 2.26 of the Company Disclosure Letter, no broker, financial advisor or investment banker or other person is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

                                   ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

         Parent and Purchaser represent and warrant to the Company that:

         3.1 ORGANIZATION AND QUALIFICATION. Each of Parent and Purchaser is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted. Purchaser is a new corporation that was formed for the purpose of consummating the transactions contemplated by this Agreement. As of the date of this Agreement the Purchaser is a wholly-owned Subsidiary of the Parent. Purchaser has not conducted any business or engaged in any activities unrelated to the transactions contemplated by this Agreement. Purchaser has no material liabilities other than in connection with the transactions contemplated by this Agreement and the Financing Agreements (as defined in Section 4.16).

          3.2 CORPORATE POWER, AUTHORIZATION AND ENFORCEABILITY. Each of Parent and Purchaser has full power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate all the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser, the performance by each of Parent and Purchaser of their respective obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors, or similar controlling body, of Purchaser and the Parent, and the Parent as the sole stockholder of the Purchaser, and no other corporate action on the part of Parent or Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Purchaser and is a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms.

         3.3  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                   (a) Assuming satisfaction of all applicable requirements referred to in Section 3.3(b) below, the execution and delivery of this Agreement by the Parent and the Purchaser, the compliance by the Parent and the Purchaser with the provisions hereof and the consummation by the Parent and the Purchaser of the transactions contemplated hereby will not conflict with or violate any statute, law, ordinance, rule, regulation, order, writ, judgment, award, injunction, decree or ruling applicable to the Parent or any of its Subsidiaries or any of their properties, or conflict with, violate or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, cancellation or acceleration of, or the loss of a benefit under, or result in the creation of a lien, security interest, charge or encumbrance on any of the properties or assets of the Parent or any of its Subsidiaries pursuant to (i) the organizational documents of the Parent or any of its Subsidiaries or (ii) any contract, lease, agreement, note, bond, mortgage, indenture, deed of trust, or other instrument or obligation, or any license, authorization, permit, certificate or other franchise, other than such conflicts, violations, breaches, defaults, losses, rights of termination, amendment, cancellation or acceleration, liens, security interests, charges or encumbrances as to which requisite waivers have been obtained or which individually and in the aggregate would not have a material adverse effect on the ability of the Parent and Purchaser to perform their obligations under this Agreement.

                  (b) Other than in connection with or in compliance with the provisions of the DGCL, the Exchange Act, the "blue sky" laws of various states and the HSR Act, if applicable (i) neither Parent nor Purchaser is required to submit any notice, report, registration, declaration or other filing with any Governmental Entity in connection with the execution or delivery of this Agreement by Parent and Purchaser or the performance by Parent and Purchaser of their obligations hereunder or the consummation by Parent and Purchaser of the transactions contemplated by this Agreement and (ii) no waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained by the Parent or the Purchaser in connection with the execution or delivery of this Agreement by Parent and Purchaser or the performance by the Parent and the Purchaser of their obligations hereunder or the consummation by the Parent and the Purchaser of the transactions contemplated by this Agreement.

         3.4 BOARD APPROVAL. The Board of Directors of the Purchaser and Parent each have approved this Agreement, the Merger and the financing transactions described in Section 3.7 hereof and has authorized the proper officers to execute and deliver this Agreement and all necessary action has been taken in connection therewith.

         3.5 BROKERS AND FINDERS. No broker, finder or investment banker, other than any whose fees and expenses will be paid by the Parent, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or any of its Subsidiaries.

         3.6  DISCLOSURE DOCUMENTS.

                  (a) Each document required to be filed by the Parent or Purchaser with the SEC in connection with the transactions contemplated by this Agreement, including on Schedule 13E-3 (the "Purchaser Disclosure Documents") and any amendments or supplements thereto, will, when filed, comply as to form with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

                  (b) The information with respect to the Parent and Purchaser that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they made, not misleading; provided that no representation is made by Parent or Purchaser with respect to statements or omissions in the Company Disclosure Documents based upon information furnished to Parent or Purchaser by the Company specifically for use therein.

                  (c) The Schedule 13E-3, the Preliminary Proxy Statement and Company Proxy Statement will comply with the applicable requirements of the Exchange Act and will not, at the time of the filing thereof, or from the time of any distribution thereof through the Effective Time contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, that no representation is made by the Purchaser with respect to the statements or omissions in the Schedule 13E-3, the Preliminary Proxy Statement or the Company Proxy Statement based upon information furnished to Parent or Purchaser in writing by the Company specifically for use therein.

                  (d) The information contained in the Schedule 13D and the amendments thereto filed by the Parent and certain of its affiliates is true and accurate in all material respects. In addition, neither Parent, Purchaser nor any of their affiliates were, immediately prior to the execution of the Letter of Intent, "interested shareholders" within the meaning of Section 203 of the DGCL, or subject to the prohibitions on transactions generally applicable to such "interested shareholders."

         3.7 DISCLOSURE. To the knowledge of Purchaser and Parent, as of the date of this Agreement, taken as a whole the representations and warranties made by them in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such representations and warranties made herein, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE IV
                                    COVENANTS

         4.1 CONDUCT OF BUSINESS BY THE COMPANY. Except as required or permitted by this Agreement or as disclosed in Section 4.1 of the Company Disclosure
Letter, during the period from the date of this Agreement until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except to the extent that Parent or Purchaser shall otherwise consent in writing) the Company and its Subsidiaries shall conduct their respective operations in the ordinary course of business consistent with past practice, and each of the Company and its Subsidiaries will use its reasonable efforts to preserve intact its present business organization, to keep available the services of its present officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it and to maintain insurance on the same terms as are in effect on the date of this Agreement. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, neither the Company nor any of its Subsidiaries shall, without the prior written consent of Purchaser:

               (i) amend its Certificate of Incorporation or other charter document or Bylaws;
               (ii) authorize for issuance, issue, sell, deliver, pledge or agree or commit to issue, sell, deliver or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any debt or other securities convertible into capital stock or equivalents (including, without limitation, stock appreciation rights), or amend any of the terms of any of the foregoing, other than the issuance of shares of capital stock upon the exercise of outstanding options under the Company Stock Option Plan;
               (iii) (A)split, combine or reclassify any shares of its capital stock, or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, adopt or approve any Rights Plan, or repurchase, redeem or otherwise acquire any of its securities or any securities of its Subsidiaries, or (B) declare or pay any dividend of any kind, make any payment of cash or other property to shareholders or to terminate, cancel or otherwise settle any outstanding Options under the
                       Company Stock Option Plan, other than in the case of clauses (A) or (B) above for the issuance of Shares in connection with the exercise of options or the repurchase of Shares to the extent contractually required pursuant to the terms of existing employee stock repurchase agreements or this Agreement, or the cancellation of non-vested options of terminated employees; or issue any new Options or equivalent instruments of any kind;
               (iv) (A) incur or assume any short-term or long-term indebtedness for borrowed money, including borrowings against the existing credit facility with BankBoston N.A. in the ordinary course of business, or grant, extend or increase the amount of a mortgage lien on any leasehold or fee simple interest of the Company or its Subsidiaries; or, except in the ordinary course of business consistent with past practice in the case of clauses (B) through (E) below, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for obligations of the Company or any Subsidiary of the Company; (C) make any loans, advances or capital contributions to, or investments in, any other Person;
                       (D) pledge or otherwise encumber shares of capital stock of the Company or any of its Subsidiaries; or (E)
                       mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any lien thereon except as existing on the date of this Agreement or as may be required under agreements outstanding on the date of this Agreement to which the Company or any of its Subsidiaries are parties;
               (v) except as to salary increases and bonus made in the ordinary course, expressly provided in this Agreement, enter into, adopt or amend in any manner or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance, change-in-control or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation (including bonuses) or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date of this Agreement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;
               (vi) sell, lease, license, pledge or otherwise dispose of or encumber any material assets except in the ordinary course of business consistent with past practice (including without limitation any indebtedness owed to it or any claims held by it);
               (vii) except as otherwise permitted pursuant to Section 4.5, acquire or agree to acquire any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, whether by merger or consolidation or by purchasing capital stock or assets, or by any other manner;
               (viii) change any of the accounting principles or practices used by it affecting its assets, liabilities or business, except for such changes required by a change in generally accepted accounting principles;
               (ix) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise), other than the payment, discharge or satisfaction of liabilities (A) in the ordinary course of business consistent with past practices, (B) with notice to Purchaser, in an amount which does not exceed $100,000 in the aggregate, (C) incurred pursuant to the terms of the Engagement Letters

                       (including any payments made prior to the date of this Agreement) plus reimbursement of out-of-pocket expenses, or (D) incurred in connection with the transactions contemplated hereby, including any costs for legal and accounting professionals, but only if they are calculated on a time and disbursements basis at standard rates and itemized in reasonable detail;
               (x) without prior consultation with the Parent (in addition to the consent requirement described above) commence any litigation or arbitration other than in accordance with past practice or settle any litigation or arbitration for money damages or other relief in excess of $50,000 or if as part of such settlement the Company or any Subsidiary would agree to any restrictions on its operations;
               (xi) grant any license with respect to or otherwise convey any intellectual property rights, other than in the ordinary course of business consistent with past practice;
               (xii) elect or appoint any new directors or executive officers of the Company or any Subsidiary;
               (xiii) waive, release or amend its rights under any confidentiality, "standstill" or similar agreement that the Company entered into in connection with its consideration of a potential strategic transaction; provided, however, that the Company may waive, release or amend its rights under any such confidentiality, "standstill" or similar agreement if the Company's Board determines, based on the advice of independent legal counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law; or
               (xiv) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(i) through 4.1(xiii).

         4.2   ACCESS TO INFORMATION; CONFIDENTIALITY.

                  (a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries, officers, directors, employees and agents to, afford the officers, employees and agents of Parent, Purchaser and their Affiliates and the attorneys, accountants, banks, other financial institutions and investment banks working with Parent or Purchaser, and their respective officers, employees and agents, reasonable access, at all reasonable times upon reasonable notice and in such manner as will not unreasonably interfere with the conduct of the Company's business, to its officers, employees, agents, properties, books, records and contracts, and shall furnish Parent, Purchaser and their Affiliates and the attorneys, banks, other financial institutions and investment banks working with Parent or Purchaser, all financial, operating and other data and information as they reasonably request.

                  (b) Any information heretofore or hereafter furnished by the Company which is non-public, confidential or proprietary in nature is referred to in this Agreement as "Confidential Information". The Parent and the Purchaser agree that the Confidential Information will be used solely for the purpose of consummating the transactions contemplated by this Agreement, and until the Effective Time, such information will be kept confidential by the Parent and the Purchaser and their Representatives (as defined below), except that the Confidential Information or portions thereof may be disclosed to those

Representatives of the Parent and the Purchaser who need to know such information solely for the purpose of evaluating the transactions contemplated by this Agreement.

                  (c) In the event that the Parent or the Purchaser or any of their Representatives become legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, the Parent or the Purchaser shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section 4.2. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions hereof, the Parent or the Purchaser agree to furnish only that portion of the Confidential Information which the Parent or the Purchaser are advised by counsel is legally required and to exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

                  (d) The term "Confidential Information" does not include any information that the Parent or the Purchaser can demonstrate that (i) at the time of disclosure or thereafter is generally available to the public (other than as a result of its disclosure directly or indirectly by the Parent or the Purchaser or their Representatives), or (ii) was available to the Parent or the Purchaser on a non-confidential basis from a source other than the Company or its advisors, provided that such source confirms to the Parent or the Purchaser in writing that such source is not and was not bound by a confidentiality agreement regarding the Company.

                  (e) If this Agreement is terminated pursuant to Article VI, the Parent and the Purchaser will promptly return to the Company any and all copies of the Confidential Information in their possession or in the possession of their Representatives, and the Parent or the Purchaser and their Representatives will promptly destroy all copies of any analyses, compilations, studies or other documents prepared by or for the Parent or the Purchaser which reflect or contain any Confidential Information, except for any of the foregoing which Parent or its counsel deems advisable to retain in connection with pending or future litigation, provided that such Confidential Information is retained by the Parent's counsel and only for so long as considered advisable in light of any pending or future litigation.

                  (f) No investigation pursuant to this Section 4.2 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

      4.3  PREPARATION OF PROXY STATEMENT; STOCKHOLDERS MEETING; SCHEDULE 13E-3.

                  (a) The Company will, as promptly as practicable following the date of this Agreement and in consultation with Parent and Purchaser, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders' Meeting") for the purpose of approving this Agreement, the Merger and the transaction contemplated by this Agreement. Nothing herein shall prevent the company from adjourning or postponing the Company's stockholders meeting if there are insufficient shares of Company Common Stock necessary to conduct business at its meeting of the Stockholders. Subject to Section 4.5, the Company will, through the Board of Directors, recommend to its stockholders approval of the foregoing matters and seek to obtain all necessary votes and approvals thereof by the stockholders required to approve the Merger.

                  (b) In connection with the Stockholders' Meeting contemplated hereby, the Company will promptly prepare and file, and Parent and Purchaser will cooperate with the Company in the preparation and filing of, a preliminary proxy statement (the "Preliminary Proxy Statement") with the SEC and will use its commercially reasonable efforts to respond to the comments of the SEC concerning the Preliminary Proxy Statement and to cause a final proxy statement (the "Company Proxy Statement") to be mailed to the Company's stockholders, in each case as soon as reasonably practicable. The Purchaser will promptly prepare, and the Company will cooperate with the Purchaser in the preparation and filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC and will use its commercially reasonable efforts to respond to comments by the SEC concerning the Schedule 13E-3. Purchaser shall be given a reasonable opportunity to review and comment on all filings with the SEC and all mailings to the Company's stockholders in connection with the Merger prior to the filing or mailing thereof, and the Company shall use its commercially reasonable efforts to reflect all such comments. The Company shall pay the filing fees for any Company Schedule 13E-3 and the Preliminary Proxy Statement. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, notification of SEC approval of the Company Proxy Statement and of any request by the SEC for amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Company Proxy Statement or for additional information, and will promptly supply the other parties with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3, the Preliminary Proxy Statement, the Company Proxy Statement or the Merger.

                  (c) If at any time prior to the Stockholders' Meeting, any event should occur relating to the Company or any of the Subsidiaries which should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Company Proxy Statement, the Company will promptly inform Parent and Purchaser. If at any time prior to the Stockholders' Meeting, any event should occur relating to Parent and Purchaser or any of its respective Associates or Affiliates, or relating to the plans of any such persons for the Surviving Corporation after the Effective Time of the Merger, or relating to the Financing, that should be set forth in an amendment of, or a supplement to, the
Schedule 13E-3 or the Company Proxy Statement, the Purchaser, with the cooperation of Company, will, upon learning of such event, promptly prepare, file and, if required, mail such amendment or supplement to the Company's stockholders; provided that, prior to such filing or mailing, the Company shall consult with Purchaser with respect to such amendment or supplement and shall afford Purchaser reasonable opportunity to comment thereon.

                  (d) Purchaser shall furnish to the Company the information relating to parent and Purchaser and their Affiliates and the plans of such persons for the Surviving Corporation after the Effective Time on the Merger, and relating to the Financing, which is required to be set forth in the Preliminary Proxy Statement or the Company Proxy Statement under the Exchange Act and the rules and regulations of the SEC thereunder. The Company shall cause, to the extent available, to be included (i) as an exhibit to the Preliminary Proxy Statement and the Company Proxy Statement, the written fairness opinion of the Financial Advisor referred to in Section 2.23 as an exhibit to the Schedule 13E-3 any reports or opinion delivered to the Company's Board of Directors by the Financial Advisor in connection with the delivery of the Fairness Opinion which are required under Schedule 13E-3 to be filed as exhibits.

                  (e) The Company will cause its transfer agent to make stock transfer records relating to the Company available to the extent reasonably necessary to effectuate the intent of this Agreement.

         4.4. REGULATORY FILINGS. Promptly after the delivery of the Commitments, the parties will cooperate in making any filings necessary under any government regulatory requirements that may be applicable to the Merger, including filings, if any, necessary under the HSR Act.

         4.5.  NO SOLICITATION BY THE COMPANY.

                  (a) Except as provided in Section 4.5(b), the Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 6.1, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any representative retained by it (including all Company advisors) or any of its Subsidiaries to, directly or indirectly through another Person, (i) solicit, initiate, request or take any other action to facilitate (including by way of furnishing non-public information) any inquiries or the making of any proposal or offer from any third party other than the Parent or its Affiliates regarding any merger, consolidation, share exchange, recapitalization, sale of substantial assets, sale or purchase of (or right to sell or purchase) shares of capital stock (other than pursuant to the exercise of stock options outstanding on the date of this Agreement), tender offer or similar transactions involving the Company or any of its Subsidiaries (an "Acquisition Proposal") or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time, the Board of Directors of the Company or the Special Committee of the Board of Directors determines in good faith, after consultation with and receipt of advice from outside counsel or its financial advisor, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to what the Board of Directors determines, in good faith after consultation with and receipt of advice from outside counsel, may lead to a Superior Proposal (as defined below) and subject to delivering a Company Notice (as defined in paragraph (c) below) and compliance with the other provisions of paragraph (c) below, following delivery of the Company Notice (x) furnish information with respect to the Company and its Subsidiaries to any Person making such Acquisition Proposal pursuant to a confidentiality agreement entered into between such Person and the Company with terms no less favorable to the Company than those contained in Section 4.2 of this Agreement and (y) participate in discussions or negotiations regarding such Acquisition Proposal.

                   (b) Except as expressly permitted by this Section 4.5, neither the Board of Directors of the Company nor the Special Committee shall
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Parent, the approval or recommendation by such Board of Directors of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any outline, letter of intent, agreement in principle, acquisition agreement or other similar agreement, whether or not binding on the parties, (each, a "Company Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, if at anytime the Board of Directors of the Company or the Special Committee of the Board of Directors determines in good faith, after consultation with and receipt of advice from outside counsel or its financial advisor, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, subject to compliance with paragraph (c) below, the Board of Directors of the Company (x) may withdraw or modify, or propose publicly to withdraw or modify, any approval or recommendation by such Board of Directors of the Merger or this Agreement and (y) may approve or recommend, or propose publicly to approve or recommend, a Superior Proposal and (z) may cause the Company to enter into a Company Acquisition Agreement related to a Superior Proposal and may terminate this Agreement pursuant to Section 6.1(d) and accept such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means an Acquisition Proposal that (A) would take the form of either (i) a merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of 100% of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; or (iii) a tender offer or exchange offer for 100% of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; (B) the Board of Directors of the Company or the Special Committee of the Board of Directors of the Company, in good faith, based on the advice of its outside counsel and or its financial advisor, determines to be of a higher price per share and more favorable than the transaction contemplated hereunder; and (C) the Superior Proposal includes evidence of adequate financing in the form of an executed commitment letter.

                  (c) In addition to the obligations of the Company as set forth in paragraphs (a) and (b) of this Section 4.5, the Company immediately shall advise the Purchaser orally and in writing of any request for non-public information, any Acquisition Proposal, including all of the material proposed terms of such Acquisition Proposal, the identity of the third party, or any decision by the Company to take any of the actions permitted in clauses (x) or
(y) of paragraph (a) above (with any such notice referred to as a "Company Notice"). Any such Company Notice will be delivered promptly after (and in no event later than 24 hours after) receipt of any request for non-public information or of any Acquisition Proposal and prior to the Company taking any of the actions permitted in clauses (x) or (y) of paragraph (a) above. In addition, in the event the Company intends to enter into a Company Acquisition Agreement relating to a Superior Proposal, the Company will deliver a Company Notice at least twenty-four (24) hours (but Company Notices given on a non-business day, or after 6:00 p.m. on a business day, shall take effect on the first business day thereafter) prior to entering into such Company Acquisition Agreement, which Company Notice will identify the third party and the material proposed terms of such Superior Proposal. Subject to confidentiality agreement requirements imposed by any such third party and which the Board of Directors determines in good faith, after consultation with and receipt of advice from outside counsel, are necessary to enter into in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, the Company will update the information required to be provided in the Company Notice upon the request of the Purchaser.

         4.6 PUBLIC ANNOUNCEMENTS. Parent and Purchaser on the one hand, and the Company on the other hand, will consult with each other before, and obtain the other party's consent with respect to, issuing any press release, any filing with the SEC on Form 8-K or otherwise making any public statements with respect to this Agreement or the Merger or the other transactions contemplated hereby, and shall not issue any such press release, SEC Form 8-K filing or make any such public statement prior to such consultation and consent, except to the extent that compliance with legal requirements and NASDAQ rules require a party to issue a press release or public announcement or make an 8-K filing. Any consent required pursuant to the preceding sentence shall not be unreasonably withheld or delayed.

         4.7  NOTIFICATION OF CERTAIN MATTERS.

                  (a) The Company  shall give prompt  notice (which notice shall state that it is delivered pursuant to Section 4.7 of this Agreement) in writing to Purchaser, and Parent and Purchaser shall give prompt notice in writing to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect as of the time such representation or warranty is made and (ii) any material failure of the Company, Parent or Purchaser, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

                  (b) The Company shall give prompt notice (which notice shall state that it is delivered pursuant to Section 4.7 of this Agreement) in writing to Purchaser , and Parent and Purchaser shall give prompt notice in writing to the Company, of any occurrence that has had or may reasonably be expected to have a Material Adverse Effect, other than changes relating to or arising out of the economy in general or the industries of the Company and its Subsidiaries in general and not specifically relating to the Company or any of its Subsidiaries.

         4.8  OFFICERS' AND DIRECTORS' INDEMNIFICATION; INSURANCE.

                   (a) The Parent, Purchaser and Surviving Corporation agree that for a period ending on the 6th anniversary of the Effective Time, the Surviving Corporation will maintain all rights to indemnification (including with respect to the advancement of expenses incurred in the defense of any action or suit) existing on the date of this Agreement in favor of the present and former directors, officers, employees and agents of the Company as provided in the Company's Certificate of Incorporation and Bylaws, in each case as in effect on the date of this Agreement, and that during such period, neither the Certificate of Incorporation nor the Bylaws of the Surviving Corporation shall be amended to reduce or limit the rights of indemnity afforded to the present and former directors, officers, employees and agents of the Company, or the ability of the Surviving Corporation to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights or indemnity or the ability to indemnify; provided; however, that in the event any claim or claims are asserted or made within such 6-year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims.

                  (b) The Parent, Purchaser and Surviving Corporation agree to cause the Surviving Corporation to indemnify to the fullest extent permitted under its Certificate of Incorporation, its Bylaws and applicable law the present and former directors, officers, employees and agents of the Company against all losses, damages, liabilities or claims made against them arising from their service in such capacities prior to and including the Effective Time, to at least the same extent as such persons are currently permitted to be indemnified pursuant to the Company's Certificate of Incorporation and Bylaws, for a period ending on the 6th anniversary of the Effective Time.

                  (c) Should any claim or claims be made against any present or former director, officer, employee or agent of the Company, on or prior to the 6th anniversary of the Effective Time, arising from such person's service as such at any time prior to the Effective Time, the provisions of this Section 4.8 respecting the Certificate of Incorporation and Bylaws and the obligation of indemnity of the Surviving Corporation shall continue in effect until the final disposition of all such claims.

                  (d) The Purchaser agrees that in the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations of the surviving Corporation, set forth in this Section 4.8. The provisions of the Section 4.8(d) are in addition to, and not substitution for, any other rights or indemnification that any such person may have by contract or otherwise.

                  (e) The provisions of this Section 4.8 are intended to be for the benefit of, and shall be enforceable by, each indemnified party and such party's heirs and representatives.

                  (f) The Parent will cause the Purchaser to maintain for a period of 6 years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement, so long as such insurance is available on commercially reasonable terms and the annual premium therefor would not be in excess of 150% of the last annual premium paid prior to the date of this Agreement (the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or cancelled during such 6-year period, the Purchaser will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

         4.9  ADDITIONAL AGREEMENTS.

                   (a) Subject to the terms and conditions  hereof,  each of the parties to this Agreement agrees to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including consummation of the Merger) and to cooperate with each other in connection with the foregoing.

                  (b) Subject to the terms and conditions hereof, each of the parties to this Agreement agrees to use commercially reasonable efforts to: (i) obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases, licenses and other contracts, (ii) obtain all necessary consents, approvals and authorizations as required to be obtained under any federal, state or foreign law or regulations, including, but not limited to, those required under the HSR Act and those referred to in Section 4.14, (iii) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act and submissions of information requested by Governmental Entities, and (vi) fulfill all conditions to this Agreement.

                  (c)  Neither  Parent  nor  Purchaser   shall  enter  into  any
transaction that would delay or adversely effect the HSR filing if such filing is required under the terms hereof.

         4.10 COMPANY INDEBTEDNESS. Prior to the Effective Time, the Company and Purchaser shall cooperate with each other in taking such actions requested by the Purchaser as are reasonably appropriate or necessary in connection with the redemption, prepayment, modification, satisfaction or elimination at or promptly after the Effective Time of any outstanding Indebtedness of the Company or any of its Subsidiaries, including contacting lenders for pay-off letters and lien discharges.

          4.11 OTHER ACTIONS BY THE COMPANY. If any "fair price," "control share acquisition," "shareholder protection" or other form of anti-takeover statute, regulation or charter provision or contract is or shall become applicable to the Merger or the transactions contemplated hereby, the Company and the Board of Directors of the Company shall, promptly upon the request of the Purchaser, grant such approvals and take such actions as are necessary under such laws and provisions so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to the extent allowable to eliminate or minimize the effects of such statute, regulation, provision or contract on the transactions contemplated hereby.

         4.12 LITIGATION COOPERATION. Promptly upon execution of this Agreement and until the Effective Time, each of the Company, Parent and Purchaser shall cooperate with each other in connection with any litigation by a third party arising out of or in connection with this Agreement or any of the transactions contemplated by this Agreement.

         4.13 FUTURE FILINGS. The Company will deliver to the Purchaser as soon as they become available true and complete copies of any report or statement mailed by it to its stockholders generally or filed by it with the SEC subsequent to the date of this Agreement and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by the Parent or the Purchaser, as to which the Company makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply as to form in all material respects with all applicable requirements of law. The consolidated financial statements of the Company to be included in such reports and statements (excluding any information therein provided by the Parent or the Purchaser, as to which the Company makes no representation) will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except (i) as otherwise indicated in such financial statements and the notes thereto or (ii) in the case of unaudited interim statements, to the extent permitted under Form 10-Q under the Exchange Act) and will present fairly the consolidated financial position, results of operations and cash flows of the Company as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). The Parent shall deliver to the Company as soon as they become available, true and complete copies of any report or statement mailed by it to the Company's stockholders generally or filed by it with the SEC subsequent to the date of this Agreement and prior to the Effective Time.

         4.14 BOARD ACTION RELATING TO STOCK OPTION PLANS. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering a Company Stock Option
Plan) shall adopt such resolutions or take such actions as may be required to adjust the terms of all outstanding Company Stock Options in accordance with
Section 2.2 and shall make such other changes to the Company Stock Option Plan in accordance with the terms of the Company Stock Option Plan as Purchaser and the Company deem appropriate to give effect to the Merger, and to terminate such plans as of the Effective Time.

         4.15 COMPANY ACTIONS RELATING TO TAX MATTERS. Without the prior consent of Purchaser, neither the Company nor any Subsidiary shall make or change any election, request permission of any Tax authority to change any accounting method, file any amended Tax return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or its Subsidiaries, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiaries, if any such election, adoption, change, amendment, agreement, settlement, surrender or consent would have the effect of materially increasing the Tax liability of the Company, any Subsidiary, or the Surviving Corporation (or Parent).

         4.16 FINANCING. On or before January 27, 2000, Purchaser will deliver to the Company, in forms reasonably satisfactory to the Company, (i) a commitment letter regarding a senior credit facility (the "Senior Credit Facility") and (ii) a commitment letter regarding necessary other financing, including junior or subordinated debt financing (collectively, the "Commitments"), and (iii) commitments from the continuing shareholders and other persons, including affiliates of the Parent and Purchaser, to contribute amounts as equity for the Purchaser and the Surviving Corporation sufficient to consummate the transactions contemplated by the Merger Agreement, including the Merger (the "Financing"). In the event that such Commitments are not delivered within such period, the Company shall thereafter have the right, until such Commitments are delivered, to terminate this Agreement under Section 6.1 hereof, but the failure to obtain such Commitments shall not be a breach of this Agreement for which the Company may seek damages against the Parent or Purchase. Purchaser has had discussions with one or more banks, financial institutions or other public or private financing sources (the "Lending Sources") to determine the available terms of such financing and reasonably expects that such Commitments will be obtainable from such Lending Source of such terms. The Company acknowledges that the Lending Sources, Parent and Purchaser have not had the opportunity to complete due diligence on all aspects of the Company's operations, agreements and finances, including with respect to the Company's operations for the period ended December 31, 1999, and that the results of such investigation may result in the Financing being unavailable or available only in amounts and on terms not acceptable to the Purchaser or Parent.

         4.17 VOTING. Each of the Parent, Purchaser and their Affiliates will vote any shares of the Company's Common Stock held by them, or which they have the right to vote, in favor of approval of the Merger, in person, or by proxy.

         4.18 KNOWLEDGE OF INACCURACIES. In the event that Parent or Purchaser shall have knowledge on or prior to the date of this Agreement of the existence or occurrence of any material fact or event which has caused, or is reasonably likely to cause, any inaccuracy or breach by the Company of any representation, warranty, covenant or other obligation hereunder, then Parent or Purchaser shall use good faith efforts to promptly notify the Company of such matter and further, in the event that it is determined that the Parent or Purchaser had actual knowledge prior to the date of this Agreement of any item described above, and such item or matter is claimed by the Purchaser to be cause for termination of this Agreement, then Parent shall not be able to seek damages from the Company for any breach of representation, warranty, covenant or agreement arising out of such item or matter.

                                    ARTICLE V
                              CONDITIONS OF MERGER

         5.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

                  (a) This Agreement and the Merger shall have been approved and adopted by the affirmative vote of a majority of shares held by the stockholders of the Company, as required under the laws of the State of Delaware.

                  (b) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or be exterminated.

                  (c) No temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation , SEC stop order or other order shall be in effect which would make the acquisition or holding by Parent or its Affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger.

         5.2 CONDITIONS PRECEDENT TO PARENT'S AND PURCHASER'S OBLIGATIONS. In addition to the conditions set forth in Section 5.1, the Parent and Purchaser shall be obligated to perform the acts contemplated for performance by them under Article I only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived in writing by Parent and Purchaser:

                  (a) The receipt of cash proceeds of the Financing under the terms and in the amounts set forth pursuant to the terms of the Commitments ("Financing Condition").

                  (b) The representations and warranties of the Company set forth in Article 2 shall be true and correct as of the Closing Date with the same force and effect as though made again at and as of the Closing Date, except for any representations and warranties that address matters only as of a particular date specifically set forth in such representation, other than the date hereof, (which shall remain true and correct as of such date).

                  (c) The Company shall have performed and complied (x) in all respects with its covenants under Sections 4.1(ii) and 4.1(iii) and (y) in all material respects, individually or in the aggregate, (without giving duplicative effect to any materiality qualification contained in the applicable obligation) with all other covenants and agreements contained in this Agreement required to be performed or complied with by it on or before the Closing Date.

                  (d) Since the date of this Agreement, there shall not have been the occurrence of any event or condition, or series of events or conditions, that has had or would reasonably be expected to have a Material Adverse Effect.

                  (e) Force Majeure. There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the united States, or (iii) a commencement of a war or armed hostility involving the United States which would reasonably be expected to have a Material

Adverse Effect on the Company; or (iv) in the case of any of the foregoing existing on the date of this Agreement, a material acceleration, escalation or worsening thereof.

                  (f) The Company shall have executed and delivered to Purchaser and Parent at and as of the Closing a certificate, duly executed by the Company's Chief Financial Officer, in form and substance reasonably satisfactory to Parent and Parent's counsel, certifying that to such officers' knowledge, the conditions specified in (a), (b), (c), (d) and (e) have been satisfied.

                  (g) The Company shall have obtained the third party consents listed in Section 5.2(h) of the Company Disclosure Letter or otherwise necessary to Consummate the Merger.

                  (h)  The  Company   shall  have  entered  into  an  Employment
Agreement with Steven L. Bock in a form acceptable to each of Bock, the Purchaser and the Parent (the "Employment Agreement").

                  (i) As of the Effective Time, the Options set forth in Section
1.7 of the Company Disclosure Letter shall have been terminated to the Purchaser's reasonable satisfaction.

                  (j) Delivery by the Company of audited financial statements for the year ended December 31, 1999, together with an unqualified opinion with respect thereto, from the Company's accountants.

                  (k) Shareholders holding Common Stock representing more than five percent (5%) of the Company's outstanding stock shall not have dissented from the Merger and exercised their rights under Section 262 of the DGCL.

         5.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. In addition to the conditions set forth in Section 5.3 and 6.1, the Company shall be obligated to perform the acts contemplated for performance by it under Article I only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived in writing by the Company:

                  (a) The representations and warranties of the Parent and Purchaser set forth in Article 3 shall be true and correct as of the Closing Date with the same force and effect as though made again at and as of the Closing Date, except for any representations and warranties that address matters only as of a particular date specifically set forth in the particular representation or warranty which shall remain true and correct as of such particular date.

                  (b) The Parent and Purchaser shall have performed and complied in all material respects (without giving duplicative effect to any materiality qualification contained in the applicable obligation) with all covenants and agreements contained in this Agreement required to be performed or complied with by them on or before the Closing Date.

                  (c) The Parent and Purchaser shall have deposited with the Exchange Agent the Deposit Amount in trust for the benefit of the holders of certificates.

                   (d) The Parent and Purchaser shall have executed and delivered to the Company at and as of the Closing a certificate, duly executed by the Parent's and Purchaser's Presidents and Chief Financial Officers, in form and substance reasonably satisfactory to the Company and the Company's counsel, certifying that to such officers' knowledge, the conditions specified in (a),
(b) and (c) have been satisfied.

                  (e) As of the Effective Time, the Options set forth in Section
1.7 of the Company Disclosure Letter shall have been terminated to the Company's reasonable satisfaction, or the Purchaser shall have agreed to such continuation and any and all liabilities arising out of such Options.

                  (f) Company shall have received a fairness opinion from its financial advisor to the effect that the per share consideration is fair to the holders of shares of the Company common stock from a financial point of view.

                                   ARTICLE VI
                        TERMINATION, AMENDMENT AND WAIVER

         6.1 TERMINATION. This Agreement may be terminated, at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company :

                  (a) by mutual written agreement of the Boards of Directors of Purchaser and the Company; or

                  (b)  by either Purchaser or Company:

                           (i) if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non appealable; or
                           (ii) if there has been a material breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement unless such breach is capable of being cured and is cured prior to the Closing Date.
                           (iii) if the Commitments are not obtained within the time period set forth in Section 3 without opportunity to cure (provided that subsection (iii) shall cease to be applicable once such Commitments are obtained, and for so long as they remain in force).
                           (iv) if a form of Employment Agreement is not agreed upon by Purchaser and Bock on or before the date the Commitments are delivered to the Company.

                  (c) by Purchaser, if the Board of Directors of the Company or the Special Committee shall have (i) approved or recommended an Acquisition Proposal by a third party, or (ii) withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of this Agreement or the transactions contemplated hereby, or (iii) failed to include in the Proxy Statement to its stockholders such recommendation (including the recommendation that the stockholders of the Company vote in favor of the Merger) or publicly announced an intention to do any of the foregoing or (iv) shall have materially breached Section 4.5 hereof;

                  (d) by the Company, pursuant to Section 4.5, in the event the Company has complied with all the provisions of Section 4.5 and has determined to accept a Superior Proposal; provided that the Company shall have provided Purchaser with twenty-four (24) hours' prior written notice of the Company's decision to so terminate (the "Company Termination Notice"). The Company Termination Notice shall indicate in reasonable detail the terms and conditions of such Superior Proposal, including, without limitation, the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions.

                  (e) by Purchaser, within ten (10) days of the delivery to it of financial statements for the period ended December 31, 1999, if such financial statements reflect financial or operational performance materially and adversely different than the projections for such period, as set forth in the information included in Section 6.1 of the Disclosure Letter.

                  (f) by either parent or Company, if the Effective Time shall not have occurred on or before June 30, 2000, or it becomes manifestly evident that the conditions to the transaction shall not be satisfied by such date; provided, however, that the right to terminate this agreement under this Section 6.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have principally caused, or resulted in, the failure of the Effective Time to occur on or before such date.


         6.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of the termination of this Agreement by the Company or Purchaser or both of them pursuant to Section 6.1, the terminating party shall provide written notice of such termination to the other party and this Agreement shall forthwith become void and there shall be no liability on the part of Parent, Purchaser or the Company, except as set forth in this Section 6.2 and in Sections 4.2(b)-(f) and
6.3 of this Agreement. The foregoing shall be an exclusive remedy and shall relieve any party for liability for any and all damages actually incurred as a result of any breach of this Agreement or otherwise. Sections 4.2(b)-(f), 6.2,
6.3 and Article VIII of this Agreement shall survive the termination of this Agreement.

         6.3  FEES AND EXPENSES.

                  (a) Except as otherwise provided in this Agreement and whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. The Parent and the Purchaser understand and agree that, subject to compliance by the Company with the provisions of Section 4.1, the Company will pay at or before the Closing its financial advisory, legal and accounting expenses, fees of the Special Committee, not to exceed $600,000 in the aggregate, including without limitation all amounts owed to the Company's advisors pursuant to the Engagement Letters.

                   (b) In the event that the Purchaser terminates this Agreement pursuant to Section 6.1(c) or the Company terminates this Agreement pursuant to
Section 6.1(d), then the Company shall pay to the Purchaser the amount equal to five (5%) of the total enterprise value reflected in the Acquisition Proposal or Superior Proposal, as the case may be, or if none is then pending at the time of termination, the enterprise value reflected in the transactions contemplated hereby, plus reimbursement of all of the Purchaser's and Parent's reasonable expenses as liquidated damages (the "Break-Up Fee"). Any such payment shall be made within five (5) business days after a termination pursuant to Section 6.1(c) or at the time of any termination pursuant to Section 6.1(d).

         6.4  [RESERVED]

         6.5 AMENDMENT. This Agreement may be amended by each of the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that (i) such amendment shall be in writing signed by all of the parties, and (ii) after adoption of this Agreement and the Merger by the stockholders of the Company, no amendment may be made without the further approval of the stockholders of the Company to the extent such approval is required by applicable law.

         6.6 WAIVER. Subject to the requirements of applicable law, at any time prior to the Effective Time, whether before or after the Special Meeting, any party hereto, by action taken by its Board of Directors, may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer of such party. Notwithstanding the above, any waiver given shall not apply to any subsequent failure of compliance with agreements of the other party or conditions to its own obligations.

                                   ARTICLE VII

                                   DEFINITIONS

         As used herein the following terms not otherwise defined have the following respective meanings:

         "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified
Person. As used in this definition the term "control" (including the terms "controlled by" and "under common control with") means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

         "Indebtedness" means (i) all indebtedness of the Company or any of its Subsidiaries for borrowed money, whether current or funded, or secured or unsecured, (ii) all indebtedness of the Company or any of its Subsidiaries for the deferred purchase price of property or services represented by a note or other security, (iii) all indebtedness of the Company created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any of its Subsidiaries (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all indebtedness of the Company or any of its Subsidiaries secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (v) all obligations under leases which shall have been or must be, in accordance with generally accepted accounting principles, recorded as capital leases in respect of which the Company or any of its Subsidiaries is liable as lessee,(vi) any liability of the Company or any of its Subsidiaries in respect of banker's acceptances or letters of credit, and (vii) all indebtedness referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above which is directly or indirectly guaranteed by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

         "Material Adverse Effect" means any material adverse effect on the business, properties, assets, results of operations or financial condition of the Company and its Subsidiaries taken as a whole.

         "Person" means any corporation, association, partnership, limited liability company, organization, business, individual, government or political subdivision thereof or governmental agency.

         "Subsidiary" means, with respect to any Person, any corporation a majority (by number of votes) of the outstanding shares of any class or classes of which shall at the time be owned by such Person or by a Subsidiary of such Person, if the holders of the shares of such class or classes (a) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or persons performing similar functions) of the issuer thereof, even though the right so to vote has been suspended by the happening of such a contingency, or (b) are at the time entitled, as such holders, to vote for the election of a majority of the directors (or persons performing similar functions) of the issuer thereof, whether or not the right so to vote exists by reason of the happening of a contingency.

         "Tax" or "Taxes" means any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee, or other tax or levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing.

                                  ARTICLE VIII
                                  MISCELLANEOUS

         8.1 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

         8.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if sent via telecopier or delivered personally(including, without limitation, delivery by commercial carrier warranting next-day delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by similar notice, except that notices of changes of address shall be effective upon receipt):


         (a)      If to Company:
                  Specialty Catalog Corp.
                  21 Bristol Drive
                  South Easton, Massachusetts 02375
                  Attention:  Special Committee

                  With copies to:
                  Kane Kessler, P.C.
                  1350 Avenue of the Americas
                  New York, NY  10019-4896
                  Attn:  Jeffrey S. Tullman, Esq.

                  If to Parent or Purchaser:
                  Golub Associates, Inc.
                  230 Park Avenue - 19th Floor
                  New York, NY  10169
                  Attn:  Lawrence E. Golub

                  With copies to:
                  Lane Altman & Owens, LLP
                  101 Federal Street
                  Boston, MA  02110
                  Attn:    Joseph F. Mazzella, Esq.

         8.3 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         8.4 REPRESENTATIONS AND WARRANTIES, ETC. The respective representations and warranties of the Company, Parent and Purchaser contained herein shall survive until, and shall expire with, and be terminated and extinguished upon the earlier to occur of (a) the termination of this Agreement pursuant to
Section 6.1 and (b) the Closing Date. This Section 8.4 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the consummation of the Merger.

         8.5 MISCELLANEOUS. This Agreement and the documents delivered pursuant hereto or in connection herewith (i) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral (including, without limitation, any agreement or proposed agreement relating to the timing of execution of this Agreement and the payment of any amount in connection therewith), among the parties, or any of them, with respect to the subject matter hereof, (ii) are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, other than Sections
4.8 (which is intended for the benefit of the present and former directors, officers, employees and agents of the Company and may be enforced by any such indemnified persons), and (iii) the Purchaser and the Parent may assign this Agreement to their lenders as collateral security; provided, however, that no such assignment shall relieve the assignor of its obligations hereunder. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

         8.6 ATTORNEYS FEES. If any legal proceeding is initiated by any party to enforce this Agreement or otherwise with respect to the subject matter of this Agreement, the prevailing party or parties shall be entitled to recover reasonable attorney's fees incurred in connection with such proceedings.

         8.7 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware, regardless of the laws that might otherwise governs under applicable principals of conflicts of laws thereof.

         8.8 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in this Agreement shall terminate as of the Effective Time or upon the termination of this Agreement pursuant to section 6.1, as the case may be.

         IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Parent:

GOLUB ASSOCIATES INCORPORATED



By: /s/ Lawrence E. Golub
   ------------------------------------
     Name: Lawrence E. Golub
     Title: President

Purchaser:

CATALOG ACQUISITION CORP.



By: /s/ Lawrence E. Golub
   ------------------------------------
     Name: Lawrence E. Golub
     Title: President


Company:

SPECIALTY CATALOG CORP.



By: /s/ Thomas McCain
   ------------------------------------
     Name: Thomas McCain
     Title: Senior Vice President

                                    EXHIBITS


Exhibit A     Stockholders Agreement dated December 2, 1999

Exhibit B     Form of Company Option Agreement

                                   EXHIBIT E


                            COMPANY OPTION AGREEMENT



         THIS COMPANY OPTION AGREEMENT (this "Agreement") is made and entered into as of January 18, 2000, by and among Golub Associates Incorporated, a New York corporation ("Parent"), and Specialty Catalog Corp., Inc., a Delaware corporation (the "Company").

         WHEREAS, the Stockholders desire that Parent, Catalog Acquisition Corp., a Delaware corporation and currently a wholly owned subsidiary of Parent ("Sub"), and the Company enter into an Agreement and Plan of Recapitalization and Merger, dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the acquisition of the Company by Parent or its affiliates, by way of merger of Sub with and into the Company, or otherwise (the "Merger"); and

         WHEREAS, the Company is executing this Agreement as an inducement to Parent to enter into and execute, and to cause Parent and Sub to enter into and execute, the Merger Agreement;

         NOW, THEREFORE, in consideration of the execution and delivery by Parent and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

         1. Representations and Warranties. The Company represents and warrants to Parent as follows:

                  (a) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

                  (b) Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Company is a party or bound or to which the Option Shares (as defined in Section 2) are subject. Consummation by the Company of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, rule or regulation applicable to the Company or the Option Shares, except as may be noted in Section 2.3 of the Company Disclosure Letter (as defined in the Merger Agreement).

                  (c) The Company has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option (as defined in Section 2), that number of shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

2.       OPTION TO ACQUIRE SHARES.

                  (a) In the event that the Merger Agreement is terminated by the Parent and Sub in accordance with Section 6.1(c) of the Merger Agreement, or by the Company in accordance with Section 6.1(d) of the Merger Agreement, at the option of the Parent exercised at any time during the term hereof, the Company shall issue to the Parent or any Affiliate (as defined in the Merger Agreement) of the Parent 500,000 unregistered shares of Common Stock (the "Option Shares"), or such portion thereof as may be selected by the Parent and Sub at any time, at a purchase price equal to the Per Share Merger Consideration (as defined in the Merger Agreement). This right of the Parent to acquire shares of Common Stock is sometimes referred to in this Agreement as the "Option" and the entity purchasing such Option Shares is sometimes referred to as the "Option Share Purchaser". In the event that the Parent is entitled to and wishes to purchase all or some of the Option Shares, within sixty (60) days following the termination of the Merger Agreement the Parent shall give the Company written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it will purchase, and (ii) a place and date not later than thirty (30) business days from the Notice Date for the closing of such purchase, subject to acceleration of such date on notice given by Parent or Sub (the "Closing"); provided that the Parent may, in the written notice referred to above, make the sale and purchase of the Option Shares contingent on the occurrence of the consummation of the transaction that is the subject of the Acquisition Proposal (as defined in the Merger Agreement) or Superior Proposal (as defined in the Merger Agreement) relating to any termination pursuant to Section 6.1(c) or Section 6.1(d) of the Merger Agreement, or any similar announced sale or restructuring of the Company, in which case
         (i) the Parent may defer the sale and purchase referred to be immediately prior to, or simultaneous and contingent on, the consummation of such other transaction and (ii) if not actually consummated under such conditions, such Option shall expire on the one year anniversary of the termination of the Merger Agreement. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the State of New York or a day on which banking institutions in the State of New York are authorized by law or executive order to close. At the Closing, the Option Share Purchaser shall pay to the Company the aggregate purchase price for the Shares purchased from the Company pursuant to this Section 2 in immediately available funds by a wire transfer to a bank account designated by the Company. At such Closing, simultaneously with the delivery of immediately available funds as provided in this Section 2, the Company shall deliver to the Option Share Purchaser the certificate or certificates representing the number of Option Shares to be purchased and any other documents reasonably requested by the Option Share Purchaser to effect the issuance of the Option Shares to the Option Share Purchaser. Upon the giving by the Parent to the Company of the written notice of exercise of the Option and the tender of the applicable purchase price in immediately available funds, the Option Share Purchaser shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Option Share Purchaser. The Company shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Option Share Purchaser or its assignee, transferee or designee.

                  (b) Certificates for Option Shares delivered at the Closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                           "The shares represented by this certificate are subject to resale restrictions arising under the Securities Act of 1933, as amended, and may not be sold or transferred except in compliance with the Act and the rules and regulations promulgated thereunder."

         It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Share Purchaser (or its transferee) shall have delivered to the Company a copy of a letter from the staff of the Securities and Exchange Commission ("SEC"), or an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                  (c) The Company agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company; and (iii) promptly to take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Sec. 18a and regulations promulgated thereunder or to any other federal or state regulatory authority that is necessary before the Option may be exercised, cooperating fully with the Parent in preparing such applications or notices and providing such information to such federal or state regulatory authority as they may require) of the Company as issuer in order to permit the Option Share Purchaser to exercise the Option and in order to permit the Company to duly and effectively issue shares of Common Stock pursuant hereto.

                  (d) The number of shares of Common Stock purchasable upon the exercise of the Option and the purchase price for the Option Shares shall be subject to adjustment from time to time as provided in this paragraph (d). In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement (whether or not then in effect), or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the purchase price for the Option Shares shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Company's obligations hereunder.

         3.   REGISTRATION.

                  (a) As used in this Agreement, "Registrable Securities" means each of the Option Shares issued to the Option Share Purchaser hereunder or shares of Common Stock acquired upon exercise of the option granted pursuant to the Stockholder Agreement (as defined in the

         Merger Agreement) and any other securities issued in exchange for, or issued as dividends or otherwise on or in respect of, any of such Option Shares or such other shares of Common Stock.

                  (b) At any time or from time to time  within  two years of the first Closing, the Option Share Purchaser may make one written request to the Company for registration under and in accordance with the provisions of the 1933 Act with respect to all or any part of the Registrable Securities (a "Demand Registration"). As soon as reasonably practicable after the Option Share Purchaser's request for a Demand Registration, the Company shall file one registration statement on any appropriate form with respect to all of the Registrable Securities requested to be so registered; provided that the Company will not be required to file any such registration statement during any period of time (not to exceed 60 days after such request in the case of clause
         (i) below or 90 days in the case of clauses  (ii) or (iii)  below) when
         (i) the Company is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of outside counsel to the Company, such information would have to be disclosed if a registration statement were filed at that time, (ii) the Company is required under the 1933 Act to include audited financial statements for any period in such registration statement that are not yet available for inclusion therein, or (iii) the Company determines, in its reasonable judgment, that such registration would interfere with any material financing, acquisition or other material transaction involving the Company or any of its affiliates. The Company shall use its best efforts to have the Demand Registration declared effective as soon as reasonably practicable after such filing and to keep the Demand Registration continuously effective for a period of at least ninety days following the date on which the Demand Registration is declared effective; provided that, if for any reason the effectiveness of any Demand Registration is suspended, the required period of effectiveness shall be extended by the aggregate number of days of each such suspension; and provided, further, that the effectiveness of any Demand
         Registration may be terminated if and when all of the Registrable Securities covered thereby shall have been sold. The Option Share Purchaser shall be entitled to one Demand Registration. The Option Share Purchaser shall have the right to select the managing underwriter, if any, which shall be reasonably acceptable to the Company and the Company shall enter into an underwriting agreement in customary form.

                  (c) If at any time within two years of the first Closing, the Company proposes to file a registration statement under the 1933 Act with respect to any shares of any class of its equity securities to be sold for the account of the Company, and the registration form to be used may be used for the registration of Registrable Securities, the Company shall in each case give written notice of such proposed filing to the Option Share Purchaser at least twenty days before the anticipated filing date, and the Option Share Purchaser shall have the right to include in such registration such number of Registrable Securities as the Option Share Purchaser may request (such request to be made by written notice to the Company within fifteen days following the Option Share Purchaser's receipt from the Company of such notice of proposed filing). The Company shall use its best efforts to cause the managing underwriter of any proposed underwritten offering to permit the Option Share Purchaser to be included in such offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter of such offering advises the Company that, in the reasonable opinion of such underwriter, the amount of Registrable Securities which the Option Share Purchaser requests to be included in such offering would materially and adversely affect the success of such offering, then the amount of Registrable Securities to be offered shall be reduced to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such underwriter; provided, however, that if the amount of Registrable Securities shall be so reduced, the Company shall not be permitted to include in such registration any securities of the Company other than securities to be issued by the Company or the securities of other persons legally entitled to have demanded such registration and Registrable Securities.

                  (d) In the event that Registrable Securities are included in a "piggyback" registration statement pursuant to paragraph (c) hereof, the Option Share Purchaser agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the 1933 Act, during the ten business days prior to, and during the 90-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent timely notified in writing by the managing underwriter. In the event that the Option Share Purchaser requests a Demand Registration or if Registrable Securities are included in a "piggyback" registration pursuant to paragraph (c) hereof, the Option Share Purchaser agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the period from such request until 90 days after the effective date of such registration statement (except as part of such registration statement or pursuant to a registration of securities on Form S-4 or Form S-8 or any successor form).

                  (e) The registration effected under this Section 3 shall be effected at the Company's expense except for underwriting commissions and SEC filing fees allocable to the Registrable Securities. The Option Share Purchaser shall provide all information reasonably requested or required by the Company for inclusion in the registration statement. The Company shall indemnify and hold harmless the Option Share Purchaser, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigative expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in or omission or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this
         Section 3; provided, however, that the Company shall not be liable in any such case to the Option Share Purchaser or any affiliate or controlling person of the Option Share Purchaser or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or preceding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to the Company specifically for use in the preparation thereof by the Option Share Purchaser, such affiliate, controlling person, officer, director, agent or representative, as the case may be.

         4. FURTHER ASSURANCES. The Company and the Option Share Purchaser shall, upon request of the other party, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the applicable party to be necessary or desirable to carry out the provisions of this Agreement.

         5. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder shall terminate, and the Option shall expire, upon the termination of the Merger Agreement pursuant to and in accordance with Section 6.1(a), 6,1(b) or 6.1(e) thereof or upon consummation of the Merger (as defined in the Merger Agreement). In the event of a any other termination of the Merger Agreement, this Agreement and the rights and obligations of the parties hereunder shall terminate if the Option is not timely exercised pursuant to
Section 2 and (ii) this Agreement and the rights and obligations of the parties hereunder shall survive and remain in full force and effect if the Option is timely exercised pursuant to Section 2.

         6. ENFORCEMENT COSTS. If any party institutes an action for the enforcement of this Agreement, the prevailing party shall be entitled to reimbursement on delivered of all costs and expenses of such action including reasonable legal fees.

         7.  MISCELLANEOUS.

                  (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

                  (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice).

                  (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d)  This   Agreement   may  be   executed   in  two  or  more
         counterparts, each of which shall be considered an original hereof and one and the same agreement.

                  (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and shall inure to the benefit of the parties' respective successors and assigns.

                  (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                  (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except that the Parent or Sub may assign its rights to any Affiliate, and the rights of an Option Share Purchaser may be assigned in connection with a transfer of the Option Shares. Any assignment in violation of the foregoing shall be void.

                  (h) The Company agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to seek an injunction or injunctions to prevent breaches by the Company of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto
         (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of

         New York or a New York state court. The foregoing remedies are in addition to, and not in lieu of, any payment required to be made by the Company pursuant to the terms of the Merger Agreement.

                  (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

                  (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.


                                     GOLUB ASSOCIATES INCORPORATED


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Name: Lawrence E. Golub
                                        Title: President

                                     SPECIALTY CATALOG CORP.


                                     By: /s/ Thomas McCain
                                        ----------------------------------------
                                        Name: Thomas McCain
                                        Title: Senior Vice President